EXHIBIT 99.1

Orezone Resources Inc.

290 Picton Street, Suite 201
Ottawa, Ontario, K1N 8H5
Canada

Annual Information Form

For the Year Ended December 31, 2004

March 31, 2005

Table of Contents

Item 1.    Corporate Structure

1.1	Name and Incorporation
1.2	Inter-corporate Relationships

Item 2.    General Development of the Business

2.1	Three Year History
2.2	Significant Acquisitions and Significant Dispositions
2.3	Trends, Risks and Uncertainties

Item 3.    Narrative Description of the Business

3.1	General

3.2	Overview of Burkina Faso

3.2.1	General

3.2.2	Mining Legislation and Taxation

3.3	Mineral Properties

3.3.1	Essakan

3.3.1.1	Location and Access
3.3.1.2	Geology
3.3.1.3	History
3.3.1.4	Resources

3.3.2	Bondigui

3.3.2.1	Location and Access

3.3.2.2	Geology
3.3.2.3	History
3.3.2.4	Exploration

3.3.3	Seguenega

3.3.3.1	Location and Access

3.3.3.2	Geology
3.3.3.3	History
3.3.3.4	Exploration

3.3.4	Bombore

3.3.4.1	Location and Access

3.3.4.2	Geology
3.3.4.3	History
3.3.4.4	Exploration

3.3.5	Other West African Properties

3.3.5.1	Golden Hill (Intiedougou)

3.3.5.2	Kerboule
3.3.5.3	Sebedougou
3.3.5.4	Gueguere
3.3.5.5	Other African properties

3.3.6	North American Properties

Item 4.    Selected Consolidated Financial Information

4.1	Consolidated Financial Information
4.2	Annual Information
4.3	Dividends
4.4	Foreign GAAP

Item 5.    Management's Discussion and Analysis

5.1	General
5.2	Selected Annual Financial Information
5.3	Results of Operations
5.4	Liquidity and Capital Resources
5.5	Transactions with Related Parties
5.6	Changes in Accounting Policies

Item 6.    Market for Securities

6.1	Market for Securities

Item 7.    Directors and Officers

7.1	Name, Address, Occupation and Security Holding
7.2	Corporate Cease Trading Orders or Bankruptcies
7.3	Penalties or Sanctions

7.4	Personal Bankruptcies
7.5	Conflicts of Interest

Item 8.    Legal Proceedings

8.1	Legal Proceedings

Item 9.     Interest of Management and Others in Material Transactions

9.1	Interest of Management and Others in Material Transactions

Item 10.     Transfer Agent and Registrar

10.1	Transfer Agent and Registrar

Item 11.     Additional Information

11.1	Additional Information

METRIC EQUIVALENTS

For ease of reference, the following factors for converting between metric and imperial measurements are provided:

To convert from metric	To imperial	Multiply by

hectares	acres	2.471
metres	feet	3.281
kilometres	miles	0.621
tonnes	tons (2,000 pounds)	1.102
grams/tonne	ounces (troy)/ton	0.029

To convert from imperial	To metric	Multiply by

acres	hectares	0.405
feet	metres	0.305
miles	kilometres	1.609
tons (2,000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.28

ABBREVIATIONS

In this document, the following abbreviations are used:

%	per cent
Ag	silver
As	arsenic
ASL	above sea level
Au	gold
Au/t	gold per tonne
BUMIGEB	Bureau des mines et de la geologie du Burkina
CDN	Canadian
CFA Fr	Commuaute Financiere Africaine franc ("West African franc")
CIM	Canadian Institute of Mining & Metallurgy
cm	centimetres
Co	cobalt
Cr	chromium
Cu	copper
EW	east-west
Fe	iron
Ga	gallium
g Au/t	grams of gold per tonne
GDP	Gross Domestic Product
km	kilometres
kWh	kilowatt hours
JORC	Joint Ore Reserves Committee of The Australasian Institute of Mining and
Metallurgy and the Australian Institute of Geoscientists and Minerals Council of Australia
m	metres
m3	cubic metre
M	million
Ma	million years
Mn	manganese
Mo	molybdenum
NE	northeast
US	United States of America
Ni	nickel
NNE	north-northeast
NNW	north-northwest
NS	north-south
NSR	Net Smelter Return Royalty
NW	lead
ppb	parts per billion
ppm	parts per million
pop	population
RAB	rotary air blast (drilling)
RC	reverse circulation (drilling)

SSW	south-southwest
t	tonne
US	United States
VLF	very low frequency
W	tungsten (for the element)
W	west
Zn	zinc

DEFINITIONS

Air Photo Imagery	Photographs taken from an airplane that are used to interpret geological information on the ground.

Airborne Magnetics	An airborne survey that measures the earth's magnetic field. Used to interpret geological information on the ground. gAu/t Grams of gold per tonne. Metric term for concentration of gold(Au) in grams per tonne.

fault trend	The direction of a geological break (fault) on the ground.

IP	Induced polarization. A geophysical survey that measures the ground's ability to hold an electrical current. This generally reflects the amount of sulphide minerals in the ground.

Landsat Satellite Imagery	Satellite images of the ground using up to eight different light frequencies. Images are used to interpret geological conditions on the ground.

Orpaillage site	Local artisanal site where people extract gold by traditional means.

RAB Drilling	Rotary air blast drilling.

RC drilling	Reverse circulation drilling.

Satellite Radar Imagery	Images taken of the ground from a circum-navigational satellite. Uses radar technology that gives a high resolution, cloud free image.

CIM STANDARDS

An ‘Inferred Mineral Resource’ is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

An ‘Indicated Mineral Resource’ is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that it can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both geological and grade continuity.

JORC STANDARDS

A ‘Mineral Resource’ is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

CURRENCY

All dollar amounts referred to herein are in United States dollars, unless otherwise noted. In the fourth quarter of 2003 the Corporation’s functional currency changed to the US dollar as the majority of business transactions and volumes were conducted in United States dollars and this is likely to continue in the foreseeable future. Accordingly, the Corporation changed it reporting currency to United States dollars effective January 1, 2004.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document may contain or refer to certain forward-looking statements relating but not limited to Orezone’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

ITEM 1.   CORPORATE STRUCTURE

1.1	Name and Incorporation

Orezone Resources Inc. (“Orezone” or the “Corporation”) is a Canadian corporation engaged in the investigation, acquisition, exploration and development of mineral properties. The Corporation was incorporated under the Canada Business Corporations Act by articles of incorporation dated September 22, 1989, under the name Garde, Société d’exploration minière inc. By articles of amendment dated November 30, 1995, the Corporation changed its name to Orezone Resources Inc./Ressources Orezone Inc. and the outstanding class “A” shares of the Corporation (the “Shares”) were consolidated on a five (5)-for-one (1) basis. On June 17, 2004 shareholders approved the redesignation of all authorized, issued and outstanding Class A shares of the Corporation into the same number of common shares.

In November, 1999 the shares of the Corporation commenced trading on The Toronto Stock Exchange “TSX” under the symbol “ORZ”. On March 18, 2004 the Corporation’s shares began trading on both the American Stock Exchange and the TSX under the symbol “OZN”.

The registered and principal office of the Corporation is located at 290 Picton Street, Suite 201, Ottawa, Ontario, K1Z 8P8. The Corporation also has a field office in the city of Ouagadougou in Burkina Faso, West Africa.

1.2	Intercorporate Relationships

The Corporation has two wholly-owned subsidiaries; Orezone Inc. (“OZNI”), which was incorporated under the laws of the British Virgin Islands by Memorandum and Articles of Association dated May 15, 2002, and Channel Mining (Barbados) Ltd. which is a dormant shell.

Orezone Inc. was incorporated to hold the assets of Coronation International Mining Corporation (“CIMC”) pursuant to an agreement whereby OZNI acquired all of the issued and outstanding ordinary shares of CIMC as further described in Section 2.2 herein.

ITEM 2.   GENERAL DEVELOPMENT OF THE BUSINESS

2.1	Three Year History

Over the past three years the Corporation has been active in the investigation, acquisition, exploration and development of mineral properties. The Corporation’s primary focus over this period of time has been on gold properties in West Africa, particularly in Burkina Faso. West Africa is an attractive area for gold exploration because of its geological potential, relatively unexplored nature and the near surface, oxidized nature of many deposits which contributes to lower exploration and development costs.

Orezone has been active in Burkina Faso, West Africa since 1996. The Corporation made a decision to focus on Burkina Faso because it has similar geology, but is relatively unexplored, compared to the neighbouring countries of Mali and Ghana where a number of major discoveries have been made and which are now the second and third largest gold producing countries in Africa behind only South Africa. In addition, Burkina Faso is politically stable and has good infrastructure relative to much of West Africa and provided the opportunity to acquire both relatively large unexplored tracts of land as well as more advanced stage assets. These conditions, in combination with a weak gold price and resultant lack of interest among investors for gold equities, enabled the Corporation to establish a significant land position in Burkina Faso. At the present time Orezone has interests in 9 different properties made up of 15 different exploration permits covering a total of 3,790 square kilometres. Orezone also has a 2,000 square kilometre permit in Niger and two permits in Mali totalling 256 square kilometres.

Initially, Orezone’s efforts were focussed on a number of grassroots exploration projects on its Golden Hill (formerly called Intiédougou), Séguenega (“Sega”) and Kerboulé properties. Refer to Item 3.1 for a more detailed description of all mineral properties. The 385 square kilometre Golden Hill property represented Orezone’s first entrée into Burkina Faso in 1996 and was a major focus of the Corporation’s exploration efforts up until 2001. Golden Hill is a good example of the large exploration permits with favourable geology that can be acquired in Burkina Faso. Only a limited amount of work has been completed recently due to a higher priority being placed on the Corporation’s other, more advanced projects.

The Intiédougou, Sega and Kerboule properties were all part of Orezone’s early strategy to acquire projects and build a land position and knowledge base in Burkina Faso. During this period the Corporation’s exploration efforts were largely funded through a number of small private and public financings which reflected a low gold price and a general lack of interest in gold equities.

On July 19, 2002 the Corporation completed a business combination with Coronation International Mining Corporation (“CIMC”) and acquired the Essakan Property in Burkina Faso, both as described in more detail in Section 2.2 herein. Essakan hosts the largest known gold resource in Burkina Faso. At the date of acquisition Essakan had a measured and indicated resource of 18.9 million tonnes grading 2.14 gAu/t (1.3 million contained ounces) and an inferred resource of 5.2 million tonnes grading 1.8 gAu/t (0.3 million contained ounces) in the Essakan Main Zone (“EMZ”). This resource was based on previous work by BHP Minerals Ltd. (“BHP”) and Ranger Minerals Ltd. (“Ranger”) and conforms to JORC standards. It was reviewed by an independent consultant who concluded that the resource would not be significantly different if calculated to NI 43-101 standards.

Following announcement of the CIMC transaction, Orezone was approached by Gold Fields Limited (“Gold Fields”), the fourth largest gold producing company in the world, to enter into a joint venture agreement on Essakan. On July 19, 2002 an agreement was concluded whereby Gold Fields acquired the right to earn a 50 per cent interest in Essakan by spending US $8 million within five years and can increase its interest to 60 per cent by completing a bankable feasibility study. Having Gold Fields as a partner added a great deal of credibility to the Corporation’s efforts, confirmed the potential of the project, and provided a source of financing to move it forward.

In 2002 Orezone acquired the right to earn up to a 100 per cent interest, less a one per cent NSR, in the Bombore property from Channel Resources Ltd. (“Channel”) by issuing 150,000 Shares, making $50,000 CAD in cash payments and subsequently making additional cash payments and incurring exploration expenditures (see Property Descriptions for additional detail).

Channel and its partners explored the property from 1994 to 2000 and spent $2.5 million CAD while carrying out an extensive program of soil and surface rock sampling, geophysical surveying and trenching, followed by rotary air blast, reverse circulation and diamond core drilling. Channel calculated a measured and indicated resource of 9.7 million tonnes grading 1.5 gAu/t (471,000 contained ounces), and an inferred resource of 12.4 million tonnes grading 1.46 gAu/t (582,000 contained ounces), in six zones along this trend. Most of this resource is oxidized with very little quartz veining present and therefore amenable to low cost heap leaching. This resource has not been independently verified and Orezone considers all resources on Bombore to be inferred.

Bombore represented an additional opportunity for the Corporation to earn an interest in a significant gold resource in Burkina Faso. To date, Orezone has spent almost $250,000 compiling a comprehensive database and completing a 2,000 meter reverse circulation drilling program on several high priority targets. The results of this program were largely inconclusive and further work is required to determine if the property can support a heap leach operation.

During 2002 Orezone made a significant gold discovery on its Bondigui (“Bondi”) Property which the Corporation had optioned in 1998. Orezone subsequently bought out the optionor’s interest and now holds a 100 per cent interest in the permit.

The Corporation initiated a grass roots exploration program on Bondi in 1999, which ultimately lead to the discovery of significant mineralization in Zone 2 during 2003. To the end of 2004 exploration expenditures on Bondi totalled $3,559,533 and a four kilometre long zone of mineralization with potentially economic widths and grades was identified. The first 800 meters of Zone 2 were drilled on 25 meter centres to a depth of approximately 100 meters and an initial NI 43-101 compliant resource calculation was completed by Met-Chem Canada Inc. in November, 2004. Indicated resources within Zone 2 have been estimated at 1,761,822 tonnes grading 2.88 g/t (162,964 contained ounces of gold) and inferred resources amount to an additional 446,378 tonnes grading 2.41 g/t (34,591 contained ounces) using a 0.5 g/t cutoff grade.

The acquisition of Bombore and Essakan, and the subsequent discovery at Bondi, coincided with a substantial increase in the price of gold which rose from approximately US $300 per ounce early in 2002 to the US $400 per ounce level late in 2003. Just as important, investor sentiment toward gold stocks turned positive and the Corporation was able to complete a $2.5 million CAD private placement in July, 2002 and two private placements totalling $15.1 million CAD late in 2003. Largely as a result of these financings, the Corporation ended 2003 with a cash balance of $10,577,038. As at December 31, 2003 the Corporation’s only long term debt consisted of a $750,736 note on which no interest or principal are payable until the earlier of May 20, 2007 or the Essakan Project achieving commercial production as defined in the loan agreement (refer to Note 9 of 2003 Consolidated Financial Statements).

In 2004 Orezone substantially increased the level of its exploration expenditures which totalled $8,698,784 during the year compared to $3,116,061 during 2003. Of these amounts, joint venture partner Gold Fields Limited contributed $2,936,253 in 2004 and $1,625,725 in 2003. Increased expenditures were the result of funding being available as the result of private placements completed during 2003, and the Corporation being able to generate a number of high quality targets on its various projects.

The discovery made on the Bondi property in 2003 lead to a substantially increased budget and expenditures increased from $647,087 in 2003 to $2,912,446 in 2004. Similarly, the discovery of the RZ zone in 2004 on the Sega property, and follow up drilling on the Bakou zone, resulted in expenditures at Sega increasing from $298,754 in 2003 to $1,916,900 in 2004.

Orezone’s strategy with respect to the Bondi and Sega Projects is initially identify a million ounce resource which generally translates into a reserve of 500,000 – 700,000 ounces. A project of this nature can generally be brought on stream at an annual production rate of approximately 100,000 ounces in 18 months with a capital cost of US $35-45 million. While all companies are looking for “elephants”, this is a very manageable project for a junior company to finance without experiencing massive dilution. However, many such projects in West Africa are made up of a number of smaller deposits and it usually takes time and perseverance to locate and define enough of them to build one million ounces of resources and advance to the feasibility stage.

The initial discovery at Bondi property has lead to an NI 43-101 compliant indicated resource of 162,964 ounces of gold and an inferred resource of 34,591 ounces of gold. Another smaller deposit has been outlined to the south but no resource calculation has yet been done. Zone 2 still has potential at depth that will be explored and the Corporation will continue to explore along the 75 km strike of its 1,400 km2 properties in the Hounde belt. The Corporation plans to spend approximately $2.0 million this year drilling a number of targets along the favourable horizon at Bondi, Intiedougou and Sebedougou, as well as nearby Gueguere. The amount of drilling that Orezone will be able to complete is still subject to the availability of drill rigs which are currently focused on Essakan.

While the Sega property had a 300,000 ounce inferred resource in the Gambo Zone when it was acquired by the Corporation in 2001, subsequent drilling has indicated that it is likely only half this size. However, two further zones have been discovered and much of the eight kilometre corridor remains to be explored. The Bakou and RZ zones are less than two kilometres away from Gambo and some very encouraging drilling results have been returned from RZ in particular. The exploration budget for Sega over the balance of this year is approximately $2 million which will be directed at infilling and expanding the RZ prospect and attempting to extend the zones along strike.

In 2004 a major change took place in the exploration and development strategy for the Essakan Project when joint venture partner, Gold Fields Limited, agreed to switch its focus from exploring regional targets to concentrating on the Essakan Main Zone (“EMZ”). While the Essakan property hosts a number of very large gold in soil anomalies, adequately exploring all of them is a longer term project. The EMZ on the other hand, which has traditionally been thought of as a well defined two million ounce, lowish grade deposit, has not been adequately drilled and there is ample evidence to suggest both higher grades and significantly greater tonnages. On this basis, the decision was made to carry out an intensive drilling program on the EMZ with the objective of defining an economic resource that can be developed as a stand alone mine in the near term.

Expenditures on the Essakan Project increased to $3,284,866 in 2004 from $1,555,736 as a result of this new initiative. A major portion of this drilling was designed to test the theory that higher grade mineralization within the core of the EMZ plunges to the north down the east dipping limb of an anticline rather than following the northwest surface trend of the anticline as defined by artisanal workings and where historical drilling has taken place. Drilling not only confirmed this model but lead to an improved understanding of the orientation and geometry of high grader grade shoots and lenses within the deposit. This enabled the existing resource to be remodelled and recalculated. In August, 2004 Orezone and Gold Fields announced that indicated resources had increased over 40 per cent to 2.35 million ounces (49 million tonnes grading 1.49 grams of gold per tonne) and that inferred resources amounted to an additional 300,000 ounces (5.7 million tonnes grading 1.7 grams of gold per ton) based on a 0.50 gram per tonne cut off grade. The calculation was prepared by SRK Consulting, Cardiff, UK.

Based on the new drilling results and increased resources, the joint venture partners initiated a $5.2 million exploration program to further expand resources and to increase the percentage of resources in the measured and indicated categories. Based on continued strong drilling results the budget was subsequently increased by another $1.4 million, to $6.6 million, in January 2005. Gold Fields has now made Essakan its top priority exploration and development project worldwide and development will be accelerated with the objective of updating resources by June, 2005, commencing a feasibility study by September, 2005 and making a production decision by June, 2006.

A Gold Fields development team recently visited the property to initiate work on a number of the elements required for a feasibility study including baseline environmental studies, metallurgical testing and resource modelling. Initial metallurgical testing by SGS Lakefield in South Africa to investigate how near surface oxide material and deeper sulphide material (below 75 meters depth) would react to standard gravity recovery and cyanide leaching has been completd. Average gold recoveries exceeded 96 per cent for both the oxide and sulphide material with more than 50 per cent of the gold reporting to the gravity circuit and the remaining gold leaching well within a 24 hour period. There was no evidence of any preg-robbing material that would increase leaching times and costs.

Gold Fields will have spent the $8 million required to earn a 50 per cent interest in the Essakan property by July 2005. Gold Fields can increase its interest to 60 per cent by financing and completing a bankable feasibility study which is currently expected by June 2006.

Another objective of the current drill campaign is to better define the limits of the deposit which was previously thought to be closed off in a couple dimensions when in fact it is still open in all directions. While drilling has already confirmed that higher grade shoots extend down the eastern limb of the anticline, the Corporation has also been successful in extending the deposit along strike and has identified new zones of mineralization in the footwall below the EMZ.

The Essakan property is situated in a sedimentary basin that is characterized by extensive artisanal mining and large gold in soil anomalies. Orezone is still at a relatively early stage with respect to investigating these regional targets. These targets provide a number of opportunities to discover both large scale stand-alone deposits similar to the EMZ, or satellite deposits that could be mined and processed through a central milling facility located at the EMZ. While the Corporation’s current focus is on defining a stand alone operation based on the EMZ, drilling will be carried out on the other targets as drill rigs and personnel become available.

The most advanced regional prospect is Falagountou, located six kilometers east of the EMZ. A zone of mineralization which currently measures approximately 250 meters by 500 meters and ranges from five to 35 meters in thickness has been outlined around and beneath extensive artisanal workings. It forms a domal structure and remains open to the east, west and south. Drilling at the Gossey prospect, 10 kilometres north west of the EMZ and the Soka Prospect, 12 kilometres south of the EMZ, have identified wide, low grade zones of mineralization that could potentially be sources of heap leach material for a central Essakan processing facility. No 43-101 compliant resource calculations have been prepared on any of these satellite prospects.

Work carried out by Orezone has indicated that many of the large gold in soil anomalies and artisanal workings on the Essakan property extend across the border into neighbouring Niger. Accordingly, the Corporation has acquired the 2,000 km2 Kossa exploration permit in Niger which covers the eastern half of the same sedimentary basin that hosts the Essakan deposit. The Kossa permit is 100 per cent owned by Orezone and not subject to the Gold Fields joint venture. Orezone now controls an entire 4,000 km2 sedimentary basin that has the potential to host other large gold deposits similar to Essakan. A $600,000 exploration program using techniques perfected on the Essakan project is currently underway and the Corporation’s objective is to test initial drill targets in the second half of 2005.

Orezone’s share of exploration expenditures is forecast to be in the order of $9 million during 2005 of which approximately 40 per cent will be financed by Gold Fields. The Corporation expects to receive $5.2 million on the exercise of 5.5 million warrants, at a price of CDN $1.20 per share, before the end of April, 2005. The Corporation therefore anticipates that it will have sufficient financial resources to complete its planned work programs for 2005 and expects to end the year with a similar cash position to the $8,142,882 on the Corporation’s balance sheet as at December 31, 2004.

2.2	Significant Acquisitions and Dispositions

On March 5, 2002, the Corporation signed a letter of agreement with CIMC, a corporation existing under the laws of the British Virgin Islands and based in London, England, under which the two companies agreed to form a business combination. On July 19, 2002, OZNI, a wholly-owned subsidiary incorporated under the laws of the British Virgin Islands, completed a business combination with CIMC whereby CIMC merged with OZNI.

Pursuant to the merger, the Corporation issued a total of 21,497,862 class “A” shares for all of the outstanding 30,856,699 ordinary shares of CIMC. The Corporation issued a further 12,614,525 Class “A” shares, as well as a note in the amount of $572,095 (this note was repaid in full by the Corporation on July 24, 2002), in satisfaction of certain debts of CIMC. In addition, 3,747,040 outstanding share purchase warrants of CIMC were converted into 2,610,535 share purchase warrants of Orezone. The Corporation also assumed $1,483,534 in liabilities owed by CIMC to Great Western Mining Company Limited, formerly the principal shareholder of CIMC.

The transaction with CIMC resulted in the Corporation acquiring a 100 per cent interest in the Essakan group of six permits which cover approximately 1,500 square kilometres in northeast Burkina Faso (the “Essakan Property”) and were the principal resource property of CIMC. The Essakan Property is now the subject of a joint venture agreement under which Gold Fields Limited (“Gold Fields”) can earn a 50 per cent interest by spending US $8,000,000 within five years and providing that it spends at least US $1,000,000 in each of the five years. Within the five year period, and upon achieving its expenditure requirements, Gold Fields can elect to increase its interest to 60 per cent by completing a bankable feasibility study prior to the seventh anniversary date of the joint venture agreement. Gold Fields may elect to meet any of its expenditure obligations by making the equivalent cash payment to the Corporation.

CIMC was an exploration company that was well established in Burkina Faso and its Essakan Property hosted a significant resource and was one of the most advanced projects in Burkina Faso. Orezone also has several gold projects in Burkina Faso and CIMC’s assets were complimentary. The acquisition of CIMC enabled Orezone to substantially increase its asset base and moved the Corporation closer to production through the acquisition of a large, advanced stage project.

2.3	Trends, Risks and Uncertainties

The Corporation is in the business of exploring for minerals and if successful, ultimately mining them. The natural resource industry is by its nature, both cyclical and risky. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Corporation’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Corporation.

The principal factor which will affect the Corporation’s ability to successfully execute its business plan is the price of gold. The price of gold in US dollars has increased from approximately US $260 per ounce early in 2001 to over US $400 in the first part of 2005. This increase is widely attributed to a weakness in the US dollar. However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty. The higher gold price improves the economics of any potential development project and just as important, has a favourable impact on the perceptions of investors with respect to gold equities and therefore, the ability of the Corporation to raise capital.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of degree of risk and uncertainty and the Corporation’s common shares should be considered as a highly speculative investment. Current and potential investors should give special consideration to the risk factors involved.

Political Risk
Orezone’s principal assets are located in Burkina Faso, West Africa. While the government of Burkina Faso has modernized its mining code and is considered to be pro mining, no assurances can be provided that this will continue in the future. The Corporation’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil and tribal unrest, political instability, changing government regulations with respect to mining including environmental requirements, taxation, land tenure, income repatriation and capital recovery, fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to the Corporation’s title to properties, problems renewing licenses and permits, and the expropriation of property interests. Any of these events could result in conditions that delay or in fact prevent the Corporation from exploring or ultimately developing its properties if economic quantities of minerals are found. The Corporation does not currently maintain “Political Risk” insurance.

Exploration Risk
Mineral exploration is a highly subjective process that requires a very high degree of education, experience, expertise and luck. Furthermore, the Corporation will be subject to many risk factors that knowledge, expertise and perseverance are insufficient to over come. The Corporation is also competing against a large number of companies that have substantially greater financial and technical expertise. The odds of finding mineralization in economic quantities that can be profitably mined are very small and no assurances can be given that the Corporation will be successful.

Development Risk
The successful development of a mineral deposit is dependent upon a large number of technical factors and significant capital expenditures must be made before the effect of many of these factors can be fully quantified. Major assumptions with respect to reserves, production, costs, grades and recoveries for example, can vary significantly from those projected in a feasibility study.

Operating Risk
While the Corporation’s primary objective is to establish a producing mining operation, it does not at present have any properties that are in production. Potential future mining operations will be subject to a large number of risks and hazards including cave-ins, rock bursts, rock falls, flooding, and unusual or unanticipated rock formations and while the Corporation will use best industry practices to identify and deal with such possibilities, no guarantee can be given that such events will not occur and will not result in damage or destruction of mineral properties and facilities, personal injury or loss of life, the delay or shut down of operations, financial losses or legal or environmental liability.

Economic Risk
External factors such as metal prices, interest and exchange rates and inflation rates all have fluctuated widely in the past and will continue to do so. It is impossible to predict the future direction of these factors, and the impact that they will have on the Corporation’s operations, with any degree of certainty. In particular, the price of gold is a major factor in determining whether or not a project is economic and whether or not capital can be raised to develop it. While the price of gold is currently at relatively high levels, its future direction will be determined by a large number of factors including investor demand, industrial demand, world wide productions levels, forward selling, purchases and sales by central banks, political and financial instability, inflation, interest and currency exchange rates, etc.

Financing Risk
At the present time the Corporation does not have any producing projects and no sources of revenue. The Corporation’s ability to explore for and find potentially economic properties, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. There is no assurance that the Corporation will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified.

Title Risks
The Corporation has taken all reasonable steps to ensure that it has proper title to its properties. However, no guarantees can be provided that there are no unregistered agreements, claims or defects which may result in the Corporation’s title to its properties being challenged. Furthermore, the Corporation requires a number of different permits and licenses in order to carry on its business and there are no assurances or guarantees that they will be renewed upon expiry.

Environmental Risk
Both exploration programs and potential future mining operations are subject to a number of environment related regulations. It is the Corporation’s intention to fully comply with all such legislation in the countries in which it operates, and to fully comply with generally accepted international standards in countries where environmental regulations are not as stringent as international standards. Compliance with these regulations may significantly delay or prevent the Corporation from carrying on its business in the normal course, or may substantially increase the cost of doing so. Furthermore, exploration and mining activities may cause accidental or unintended negative consequences for the environment that result in fines, penalties or sanctions that represent a significant cost to the Corporation or prevent it from continuing operations.

Management Dependence
The Corporation’s activities are managed by a very small number of key individuals who are intimately familiar with its operations. The market for experienced mining personnel is currently very competitive and the Corporation’s ability to replace highly qualified personnel cannot be assured. At present, the Corporation does not maintain any key man life insurance.

Equipment Shortage
At the present time there is a shortage of drilling rigs in West Africa due to the large amount of exploration and development work that is being carried out. This shortage of equipment could delay the Corporation’s ability to properly evaluate its holdings and ultimately to put them into production should an economically exploitable deposit be found.

Possible PFIC Status Has Consequences for United States Investors
Potential investors who are U.S. taxpayers should be aware that Orezone may be a passive foreign investment company (“PFIC”) for the current fiscal year; and may have been a PFIC in prior years or Orezone may become a PFIC in the future. If Orezone is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer, generally, will be required to treat any so called “excess distribution” received on its Shares, or any gain realized upon a disposition of Shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualifying electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Orezone. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of the proceeds of disposition realized, by the taxpayer. There can be no assurance that Orezone will satisfy such information reporting requirements or the related record keeping requirements. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Orezone’s net capital gain and ordinary earnings for any year in which Orezone is a PFIC, whether or not Orezone distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the Shares over the taxpayer’s tax base therein.

ITEM 3.   NARRATIVE DESCRIPTION OF THE BUSINESS

3.1	General

The principal business of the Corporation is the investigation, acquisition, exploration, development and ultimately operation of mineral properties. The Corporation commits its own resources to the initial evaluation of mineral properties, and in select situations if, and when warranted, the Corporation will enter into joint ventures with other businesses to continue the development of such properties. In the course of its activities, the Corporation may enter into different types of agreements common in the mineral resource industry such as purchase agreements, option agreements to purchase mining properties and/or joint venture agreements. The Corporation is the operator of all of its current option agreements and properties optioned to other parties.

The Corporation’s principal exploration activities are currently focused on the country of Burkina Faso, in West Africa where it has been active since 1996. The Corporation holds the rights to explore nine properties in Burkina Faso made up of 15 exploration permits covering a total of 3,790 square kilometres.

The Corporation also has a number of exploration properties in Canada and elsewhere but none have yet advanced to a stage where they are material assets in terms of their size. However, this situation could change as exploration activities advance.

As at March 31, 2005 the Corporation had three full time employees at its head office in Ottawa, Canada. Historically, officers and management have worked as consultants to the Corporation and there are two individuals who continue to be compensated by the Corporation with consulting fees on a regular basis. The Corporation also maintains an administrative office on Ouagadougou, the capital of Burkina Faso, as well as an exploration camp on its Essakan Property and regional exploration camps near the Bondi and Sega projects. The Corporation currently has a full time staff of approximately 60 individuals in Burkina Faso who are either employees or contactors.

3.2	Overview of Burkina Faso

3.2.1	General

Burkina Faso, formerly known as Upper Volta and part of French West Africa until August 5, 1960, is now an independent republic with a democratic government. President Blaise Compoare took power in 1987 and a draft constitution was instituted in 1991 following a national referendum. Mr. Compoare was elected to office in 1991 along with an Assembly of People’s Deputies. He was re-elected through a democratic process for another seven years in 1998.

Burkina Faso is a landlocked country that lies just to the south of the Sahara Desert and to the west of Niger, to the north of Ghana and to the east of Mali. The capital city is Ouagadougou, while the financial centre lies in Bobo-Dioulasso.

Burkina Faso has a population of approximately 13.4 million. French is the official language of government and business, however tribal languages belonging to the Sudanic family are spoken by 90 per cent of the population. There is a wide range of ethnic and religious groups in Burkina Faso with Mossi (24 per cent) being the most common ethnic group and Muslim (50 per cent) the most practised religion. Burkina Faso has two airports with paved runways and 31 airports with unpaved runways, 622 kilometres of rail lines, 12,506 kilometres of highways with 16 per cent paved, and electricity production totalling 220 million kilowatt hours.

Following the West African franc currency devaluation in January 1994, the government updated its development program in conjunction with international agencies, and exports and economic growth have increased. The country’s GDP was estimated at US $5.1 billion in 2004 making Burkina Faso one of the poorest countries in the world on a per capita basis. Exports from Burkina totalled US $381 million with imports at US $860 million in 2004. Cotton accounts for 65 per cent of exports while capital goods (32 per cent ), fuel (20 per cent) and food (12 per cent) are the main imports. Inflation was estimated to be at -0.3 per cent in 2004.

Although impoverished and highly reliant on agriculture and small scale local mining for survival, Burkina Faso has also received substantial assistance from the international community which has helped to bolster the economy.

The climate is characteristically tropical with warm, dry winters and hot, wet summers. Agriculture is the main economic activity, employing the majority of the population and accounting for approximately one-third of the GDP. Cotton is the most important agricultural commodity and largest export. Livestock was once Burkina’s major export but it currently ranks far behind cotton and is followed by gold.

Between the eleventh and nineteenth centuries gold was one of the region’s main products of exchange and Burkina Faso was part of what was known as the “Gold Coast.” Gold panning has been practised in the Black Volta River Valley for centuries. Gold mining became important to the modern economy in 1984, with the opening of the Poura gold mine which subsequently closed. However, gold mining and exploration have made a significant impact on Burkina’s economic growth and have increased exports despite the fact that no commercial scale operations yet exist.

In late 1997, Burkina Faso signed into law a new Mining Code. In addition, the World Bank embarked upon a large capacity building project for the mining industry in Burkina Faso and contributed credits of US $21.4 million. The main objectives of the Mining Sector Capacity Building and Environmental Management Project are to help:

establish an enabling environment to both promote private investment in mining and to ensure real and sustainable contribution to economic growth;

strengthen public and private sector capacity to effectively administer regulations and to monitor sector developments; establish capacity in the country for environmental management.

3.2.2	Mining Legislation and Taxation

All of the Corporation’s Burkina Faso properties are subject to The Mining Law #031-2003 (the “Mining Law”) of Burkina Faso, dated May 8, 2003 and are considered to be exploration permits as defined under the Mining Law. A subsidiary of the Corporation holds a 100 per cent interest in all of these exploration permits. The Mining Law gives the exploration permit holder the exclusive right to explore for the minerals requested on the surface and in the subsurface within the boundaries of the exploration permit. Exploration expenditures are required on each permit at the rate of 270,000 CFA ($540 USD) per square kilometre. Annual taxes due at the anniversary of the permit renewal are assessed at a per square kilometre rate of 2,500 CFA ($5 USD) for the first year, 3,000 CFA ($6 USD) for the second year, 4,500 CFA ($7.50 USD) for the third year and 7,500 CFA ($15 USD) for the fourth and each succeeding year.

The exploration permit also gives the holder the exclusive right, at any time, to convert the exploration permit into a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to Article 21 of the Mining Law, mining permits are treated as real property rights with complete right of mortgage and liens. Both exploration and mining permits are transferable rights. Pursuant to article 78 of the law, only holders of exploitation (mining) permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. All of the Corporation’s properties are currently exploration permits and there is no requirement to maintain a reserve for future reclamation. The Mining Law also guarantees a stable fiscal regime for the life of any mine developed.

All exploitation permits in the Republic of Burkina Faso are subject to a 10 per cent carried interest and a three per cent Royalty in favour of the Burkina Faso government once a Mining Convention is signed and an exploitation license is awarded by the government. The Mining Convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The law states that no new taxes can be imposed. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

Profits derived from mineral exploitation are taxed at a rate of 25 per cent. Accelerated amortization is available for capital invested to reduce taxable income to zero until depleted. Imports are subject to custom duties which are applied at a rate of 7.5 per cent.

3.3	Mineral Properties

The Corporation currently holds interests in the following properties in Burkina Faso:

Samples from the Corporation’s drilling programs are collected every one meter down the hole and analyzed using a two kilogram bottle roll cyanide leach at the Transworld Laboratory in Tarkwa, Ghana, an internationally recognized laboratory that is widely used by the industry in West Africa. A minimum of five per cent of the samples were retained for quality control/quality assurance purposes which include duplicates, triplicates, standards and blanks. The sampling program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone.

3.3.1	Essakan

A Summary Review of the Geology and Mineral Resources of the Essakan Block of Permits, Burkina Faso, dated April, 2002, was prepared by ACA Howe International Limited (the “Howe Report”) and filed in accordance with NI 43-101, with SEDAR on July 2, 2002 and is incorporated herein by reference. The results of an updated resource report prepared by SRK Consulting, Cardiff, UK were released in 2004 and it is anticipated that this report will be filed on Sedar in the second quarter of 2005.

3.3.1.1	Location and Access

The Essakan group of six exploration permits are located in the northeast of Burkina Faso, approximately 330 kilometres by road from the capital, Ouagadougou. The nearest large town and potential source of labour is Dori. The property covers an area of 1,433 square kilometres and is held in good standing by OZNI which owns a 100 per cent interest in the permits, subject to the right of the government of Burkina Faso to a ten percent carried interest at the mineral exploitation phase. The permits were issued in July, 2000 and are good for nine years from that date. Exploration expenditures are required on each permit at the rate of 270,000 CFA ($540 USD) per square kilometre. Annual taxes due at the anniversary of the permit renewal are assessed at a per square kilometre rate of 2,500 CFA for the first year, 3,000 CFA for the second year, 4,500 CFA for the third year and 7,500 CFA for the fourth and each succeeding year.

Access from the capital is by paved road then by well-maintained laterite road, and within the permits access is via local tracks and paths. The climate is typically Sahelian with daytime temperatures in the dry season ranging from 25° centigrade in December and January to 50° in April. A wet season occurs between late May and September and parts of the property become inaccessible due to washouts, temporary streams and muddy conditions which restricts the Corporation’s ability to carry out its exploration and drilling programs. The Corporation has a permanent camp at Essakan which houses approximately 40 employees. The terrain is predominantly flat with small isolated hills and laterite mesas. Vegetation consists mostly of light scrub and seasonal grasses with some cultivation of millet and maize and livestock grazing.

The Essakan area is sparsely inhabited and any potential mining operation would not cause significant disruption to the local population. No power lines are nearby and diesel generators would be required as a source of power. Process water would be supplied from a retaining pond built to collect water during the rainy season with possible supplementation from artesian wells.

3.3.1.2	Geology

Precambrian strata of the West African Craton underlie the major part of the region. Although there are three major subdivisions within the craton, gold bearing greenstone belts are best preserved within Birimian and Tarkwaian rocks of the Lower Proterozoic. The Essakan deposit is hosted within a volcano-sedimentary sequence within a Birimian greenstone belt.

Gold mineralization in West Africa closely follows the structural evolution of the host volcanic and sedimentary basins. Historical production in the region has come from gold-bearing conglomerates and major shear zones, and alluvial deposits derived there from, all of which still form important exploration targets. However, recent developments in exploration and extractive technology have led to the discovery and exploitation of large-tonnage, low grade, surficial oxide, saprolite and laterite deposits which often form the near-surface expression of the hard rock deposits and are additional economic targets.

The Essakan deposit consists of a quartz vein stockwork within a sericitized muscovite and carbonate altered feldspathic arenite bounded by thinly bedded turbidite sequences comprising shales, siltstones and argillites. The arenite unit is exposed along a subtle ridge formed by the crest of a thrust faulted, north-northwest trending anticline that plunges to the north. The arenitic unit is 20 to 40 metres thick and the contained stockwork appears to be controlled by the intersection of the anticlinal crest with the thrusts, which dip at 30° to 40° to the northeast. Vein development appears to be contemporaneous with folding and thrusting. Selective sampling of veins at surface indicates that all veining is potentially gold bearing. Gold occurs as free grains in quartz veins (often associated with carbonate and muscovite) and in association with arsenopyrite and pyrite. Wall rock adjacent to the veins is also mineralised, although it is not known if this represents original gold emplacement or gold remobilised in the supergene environment.

Workings in the artisanal pits elsewhere on the permits are less well developed than at Essakan and the geology is not as well understood as a consequence.

3.3.1.3	History

The main Essakan site is situated in the central part of the block of permits where gold-bearing quartz veins have been mined by artisans since 1984. At one time, up to 25,000 artisanal miners and their dependents were on the site. State records indicate that in the late 1980s and early 1990s the artisans produced approximately 500 kilograms of gold a year. The workings were managed by Compagnie d’Exploitation des Mines D’Or du Burkina (“CEMOB”). In addition to managing the artisanal workings, CEMOB operated a small heap leach plant using artisanal tailings as feed, which produced up to 400 kilograms of gold per year.

A large number of other artisanal gold mining sites are situated within the block of permits. Workings are concentrated on quartz veins and activity on each is erratic, according to the season.

At the main Essakan site exploration has consisted of trenching by CEMOB in the early 1990‘s, trenching, RC and diamond core drilling by BHP in 1995 and 1996 and RAB, RC and diamond drilling by Ranger between 2000 and 2001. Exploration within the permits beyond that done at the main Essakan site consisted of a regional mapping program and RAB drilling at the Gossey and Falagountou prospects by Ranger in 2000 and 2001.

BHP entered into an agreement with CEMOB to undertake exploration within the permit in 1995 and conducted a program of trenching, drilling and mapping. The drilling consisted of 117 RC holes totalling 7,263 meters and seven diamond drill holes totalling 1,390 meters.

CIMC acquired the Essakan permits in May, 2000 and entered into an agreement with Ranger in September, 2000 whereby Ranger agreed to conduct extensive drilling over the main orebody in order to allow a more precise resource estimation and categorization. A total of 35,000 meters of drilling was completed by Ranger in the second half of 2000 and early in 2001 and consisted of 15 HQ size diamond drill holes totalling 1,055 meters, 41 RC holes totalling 22,392 meters and 407 RAB holes totalling 12,866 meters. The diamond drilling was mainly used to twin RC holes and compare results between the two.

The infill program reduced the drill grid spacing to 50 by 50 meters over the two kilometre strike of the main orebody. Drill spacing along strike for a further two kilometres to both the north and south of the main orebody is 100 meters between sections and 50 meters across the orebody using the RAB technique. Further RAB drill fences were located on sections spaced between 200 and 1,000 meters to the south and 1,000 meters to the north.

Ranger also undertook mapping, sampling and drilling programs at two other artisanal sites within the permit. 59 RAB holes totalling 1,575 meters were drilled at Falagountou and 92 RAB holes totalling 3,053 meters were drilled at Gossey.

Information on Sampling Method and Approach, Sample Preparation, Analyses and Security, Data Verification and Mineral Processing and Metallurgical Testing, for both the BHP and Ranger drill results, are contained within The Howe Report.

Orezone acquired CIMC on July 19, 2002 and on the same date entered into a joint venture agreement with Gold Fields, both as described in Section 2.2 herein.

3.3.1.4	Resources

Drilling undertaken by BHP enabled it to calculate an inferred oxide resource of 13 million tonnes grading 2.2 grams per tonne of gold, calculated using polygonal methods. Hellman and Schofield Pty Ltd. (“H&S”) of Australia remodelled the BHP data and calculated an inferred oxide resource of 5.9 million tonnes grading 3.02 grams of gold per ton, using a 1 gram per tonne cut off grade, and according the JORC code. In the opinion of H&S, there was insufficient data to classify the balance of the tonnage as “inferred”.

Subsequent to the completion of the infill drilling program carried out by Ranger in 2000 and 2001, H&S revised the resource estimate and completed a final resource estimate in June, 2001, as summarised below.

Data Set	Measured		Indicated		Inferred		Measured plus Indicated

	tonnes	grade	tonnes	grade	tonnes	grade	tonnes	grade

Ranger Only	8,739,000	2.06	9,152,700	2.06	5,819,600	1.78	17,891,700	2.06
BHP plus Ranger	12,107,600	2.19	6,830,100	2.06	5,202,400	1.76	18,937,700	2.14
BHP Only					14,440,900	2.52

These resources were calculated according to the JORC code for a 1 gram per ton gold cut off grade. The Howe Report concluded that the criteria were applied in such a fashion that the classifications can be compared directly to the categories of the same name within the classification according to NI 43-101 and the CIM.

The Howe Report noted that the average grade of the resource estimates had fallen from approximately three grams of gold per ton in the original BHP estimate to approximately two grams of gold per ton in the H&S estimate and that the drop in grade was essentially caused by the presence of a higher proportion of nuggety high gold grades within the BHP data than in the Ranger data. H&S concluded that uncertainties due to sampling precision problems, differences between diamond and RC hole grades and differences between the Ranger and BHP data sets would lead to serious concerns regarding estimates of recoverable resources at Essakan, although this is not reflected in the H&S resource calculation.

The available data was analysed and The Howe Report concludes that the significant difference in grade distribution between the BHP and Ranger sampling sets could have resulted from preparation problems with the Ranger samples, bias in sample analysis and Ranger using a drill direction that was sub-parallel to the hosting structure. The Howe Report concluded that there is a high likelihood that the resource grade estimate based solely on the Ranger data is understated, though the tonnage is likely to be accurate. It was recommended that test work should be carried out in order to establish whether the grade is likely to be higher than the Ranger data indicates including re-logging of core, re-sampling and assaying of mineralised intersections, leach testing of bulk samples taken from the artisanal workings and additional drilling.

Subsequent to the acquisition of Essakan by Orezone in July, 2002, Gold Fields has spent $5,148,807 on exploration up to the end of 2004. This has involved 48,775 meters of RC, 11,814 meters of RAB and 4,607 meters of diamond core drilling. Samples taken include 50,289 RC, 17,263 regolith, 6,369 RAB and 3,690 diamond core. In 2004 Gold Fields spent $3,284,866 on exploration which involved 34,607 meters of RC drilling in 373 holes, 4,006 meters of diamond drilling in 58 holes and 1,512 meters of RAB drilling in 54 holes.

Initially much of Gold Field’s effort was directed at exploring a number of large regional gold in soil geochemical anomalies to determine if the property hosted other deposits similar to the EMZ. However, this is a longer term process and in 2004 Gold Fields changed it emphasis to determining whether or not an economic project could be defined in the near term based on the EMZ. Accordingly, most of the budget in 2004 was directed at infilling and expanding the EMZ. Drilling has been particularly focussed on determining whether higher grade mineralization within the core of the EMZ plunges to the north down the east dipping limb of an anticline rather than following the northwest surface trend of the anticline as defined by artisanal workings. This drilling was successful in confirming the model as well as improving the understanding of their orientation and geometry of high grader grade shoots and lenses within the deposit. Based on this information, SRK Consulting from Cardiff, UK completed a NI 43-101 compliant update of the resources in August, 2004.

Essakan Main Zone
43-101 Resource Calculation
August 3, 2004
SRK Consulting, Cardiff, UK

	Indicated Resources			Inferred Resources

Cutoff (g/t)	Mt	g/t	Moz	Mt	g/t	Moz

0.50	49.0	1.49	2.35	5.7	1.7	0.3
1.00	30.5	1.95	1.91	4.4	2.0	0.3
1.50	18.1	2.43	1.42	2.7	2.5	0.2
2.00	9.9	3.01	0.96	2.0	2.7	0.2

Based on the new drilling results and increased resources, the joint venture partners initiated a $5.2 million exploration program to further expand resources and to increase the percentage of resources in the measured and indicated categories and subsequently increased it by another $1.4 million, to $6.6 million, in January 2005. Gold Fields has now made Essakan its top priority exploration and development project and development will be accelerated with the objective of updating resources by June, 2005, commencing a feasibility study by September, 2005 and making a production decision by June, 2006.

Another objective of the current drill campaign is to better define the limits of the deposit which was previously thought to be closed off in a couple dimensions but is still open in all directions. While drilling has already confirmed that higher grade shoots extend down the eastern limb of the anticline, the Corporation has also been successful in extending the deposit along strike and has identified new zones of mineralization in the footwall below the EMZ.

Initial metallurgical testing has been carried out by SGS Lakefield in South Africa to investigate how near surface oxide material and deeper sulphide material (below 75 meters depth) in the EMZ would react to standard gravity recovery and cyanide leaching. Average gold recoveries exceeded 96 per cent for both the oxide and sulphide material with more than 50 per cent of the gold reporting to the gravity circuit and the remaining gold leaching well within a 24 hour period. There was no evidence of any preg-robbing material that would increase leaching times and costs.

The Essakan property is situated in a sedimentary basin that is characterized by extensive artisanal mining and large gold in soil anomalies. Orezone is still at a relatively early stage with respect to investigating these regional targets. These targets provide a number of opportunities to discover both large scale stand-alone deposits similar to the EMZ, or satellite deposits that could be mined and processed through a central milling facility located at the EMZ. While the Corporation’s current focus is on defining a stand alone operation based on the EMZ, drilling will be carried out on the other targets as drill rigs and personnel become available.

Most of the regional drilling targets identified on the Essakan property coincide with large gold in soil anaomalies and known areas of artisanal mining and have been followed up with RAB, RC or diamond drilling.

The most advanced project is Falagountou, located six kilometres east of the EMZ, and consisting of a mafic body that has intruded the surrounding sediments and is currently being mined by local artisanal workers. Drilling has identified a potentially significant zone of mineralization that is associated with quartz veining and intense alteration within distinct shear zones in the intrusive, and occasionally along the sedimentary contacts. Initial test holes and follow up drilling have been successful in defining a zone of mineralization which currently measures approximately 250 meters by 500 meters and ranges from five to 35 meters in thickness. It forms a domal structure and remains open to the east, west and south. Drill results have included 8.1 g/t over 18 meters, 3.2 g/t over 22 meters and 3.3 g/t over 24 meters. Falagountou is far from fully defined and could represent a significant source of higher grade mill feed that would enhance the economics of developing the EMZ.

The Gossey prospect is located 10 kilometres north west of the Essakan Main Zone in the northern portion of a 10 kilometre long gold in soil anomaly that is closely associated with the Markoye Fault, a major structural break that runs the entire length of the western portion of the Essakan property. Results from the Gossey drill program have identified a wide, low grade zone of mineralization that could potentially be a source of heap leach material for a central Essakan processing facility. Results from Gossey include 2.3 gAu/t over 26 meters in hole GRC505, 1.4 gAu/t over 20 meters in hole GRC600 and 1.3 gAu/t over 23 meters in hole GRC621. Only 1,500 meters of the zone have been drilled to date. Its extensions, as well as a number of other targets that have been identified within the large regional geochemical anomaly, will be investigated with further drilling.

The Soka Prospect, located 12 kilometers south of the Essakan Main Zone, consists of several sub parallel zones of gold and sulphide mineralization that are associated with an extensive regional contact between sedimentary and volcanic units. Drilling results included 2.3 gAu/t over 21 meters from hole SRC673 and 6.1 gAu/t over 9 meters from hole SRC 574. Only 500 meters of strike length has been investigated to date and follow up work will concentrate on extending the zone further to the west.

3.3.2	Bondigui (“Bondi”)

Bondi is a 100 per cent owned, grassroots discovery made by Orezone in 2003 and the Corporation’s goal is to build sufficient resources to support a stand alone mining operation. An initial NI 43-101 compliant report has been prepared on the Zone 2 discovery and indicated resources amount to 162,964 ounces of gold and inferred resources to 34,591 ounces gold. Many mines in West Africa are made up of a number of smaller deposits and Orezone’s strategy is now to build the resource by identifying other deposits similar to Zone 2.

3.3.2.1	Location and Access

The Bondi Property is 340 square kilometres in size and is located approximately 275 kilometres southwest of the capital of Burkina Faso, Ouagadougou and 90 kilometres east of the second largest city and financial center, Bobo-Dioulasso. The closest town is Diebougou which has a population of approximately 10,000. The property is accessible by paved and laterite roads on a year round basis and lies directly south of the Corporation’s Golden Hill property and was acquired to cover the extension of the same mineralized trend. The Corporation has a permanent office near the Bondi site and an all weather road has been built to enable drilling to be carried out during the rainy season. The area around the Bondi property is sparsely inhabited and it is not anticipated that the Corporation would have any difficulty obtaining the space, or the surface rights, to carry out a potential mining operation.

The climate in this part of Burkina Faso is typical Sahelian with eight to nine months of dry season and a rainy season from June to September. The average daily temperature is 32° C with average rainfall of 34 cm. Local agriculture occupies 20 per cent of the permit area. No fields are located on the Zone 2 discovery at Bondi. Lateritic curaisse is visible over 30 per cent of the project area, with alluvium and saprolite covering the remainder. Outcrop is rare within the Bondi permit area.

Water is available through shallow surface wells and within the Bougariba River, five kilometres from Zone 2, which flows year-round and is a tributary to the Mouhoun (White Volta) River. Diesel generated electrical power is available in Bobo Dialasso and Diebougou although it would have to be supplemented for a mining operation. A World Bank sponsored hydro-electric generation plant is planned for Diebougou but the completion date is unknown.

The permit is in good standing under Arrete 03/032MCE/SG/DGMGC and is held 100 per cent by OZNI. The exploration permit expires in May, 2006. At that time an exploitation permit must be acquired in order to permit mining.

Yearly taxes on the 340 square kilometre permit area are 2,550,000 CFA ($5100 USD) with a minimum yearly exploration expenditure requirement of 91,800,000 CFA ($183,600 USD).

3.3.2.2	Geology

Bondi is located in the Houndé greenstone belt, of Birimian age, which trends north south for over 400 kilometers. The belt is cut by the Houndé Fault, a major structural break that hosts most of the major discoveries in the region. The Hounde belt is one of only two locations in Burkina Faso known to have Tarkwaian sediments, a well known trap rock for mineralization in West Africa. The volcano-sedimentary units that make up the belt wrap around the nose of a large intrusive to the west, which could be a source of mineralized fluids, and straddle one of two main structural breaks in Burkina Faso which would act as the conduit for the fluids. The combination of a potential fluid source, a conduit and a trap makes this area highly prospective for economic concentrations of gold mineralization. Orezone acquired these permits because of their attractive geology and now controls over 75 kilometres of strike length of this favourable stratigraphy and at least 45 kilometres are known to be mineralized. Orezone’s land holdings stretch from the Poyo permit in the south, through the Bondi, Intiedougou and Sebedougou permits to the north.

The narrow belt of Tarkwaian micro conglomerates that run the length of the Hounde belt separate the basic extrusive rocks of the Eastern Volcanic Domain from the more felsic and pyroclastc rocks of the Western Volcanic Domain. The mature Tarkwaian clastic rocks are made up of thickly bedded arkosic to quartzitic gritstones and pebbly conglomerates and could represent a major Temiskaming-type strike-slip, pull-apart basin. As such, the the Bondi property has many common features with the classic gold producing areas of the Timmins and Kirkland Lake camps in Canada. Gold mineralization in Zone 2 is finely disseminated throughout a pyritized and silicified shear zone within the sedimentary unit.

3.3.2.3	History

In 1998 Orezone acquired the right to earn a 60 per cent interest in the Bondi Permit by spending US $1.2 million on exploration over four years. Orezone subsequently bought out the other 40 per cent interest and now has an undivided 100 per cent interest in the project subject to the right of the Burkina Faso government to retain a 10 per cent carried interest at the exploitation phase. Bondi was essentially a grassroots exploration project that had not been the subject of previous exploration programs by other companies. In 1999 a high resolution aeromagnetic survey was completed and soil sampling was carried out over the most prospective targets. Several ancient orpaillage sites were discovered and an eight square kilometre gold in soil anomaly was identified. Trenching confirmed the existence of gold mineralization and a 2003 drill program returned a number of intersections with potentially economic widths and grades.

Orezone has recently been granted the exploration rights for the Poyo permit which is located immediately south of Bondi. Orezone now controls over 1,400 square kilometres of the volcanic belt which hosts the Bondi discovery.

3.3.2.4	Exploration

To the end of 2004, Orezone’s expenditures on the Bondi property totalled $3,559,533 of which $2,912,446 was expended during the year. This included 25,697 meters of RC drilling in 345 holes and 7,710 meters of diamond drilling in 50 holes. Detailed drilling was completed on the first 800 meters of strike length of Zone 2 to define the deposit on 25 meter centers to a depth of approximately 100 meters in order to complete an initial NI 43-101 resource calculation.

Indicated resources in Zone 2 now amount to 1,761,822 tonnes grading 2.88 g/t (162,964 contained ounces of gold) and inferred resources amount to an additional 446,378 tonnes grading 2.41 g/t (34,591 contained ounces) using a 0.5 g/t cutoff. This NI 43-101 compliant resource estimate was prepared by Met-Chem Canada Inc. Drilling has intersected Zone 2 at depths to 225 meters below surface where Hole BDD024 graded 4.1 g/t over 19.1 meters and Hole BRC230D graded 4.5 g/t over 19.5 meters and confirm that gold mineralization continues at depth. A second smaller zone of mineralization has been identified to the south but no NI 43-101 compliant resource estimate has been calculated.

The mineralized structures in the Hounde Belt pinch and swell and Orezone’s challenge is to find additional lenses to build resources. The Golden Hill (Intiedougou) property which joins the Bondi permit to the north, represented Orezone’s first entry into Burkina Faso, and already has a small inferred resource of 157,000 ounces grading 1.4 g/t with further discovery potential. Orezone controls over 45 kilometres of the mineralized trend over four contiguous permits.

Orezone’s 2005 exploration budget for Bondi and the rest of the Hounde belt is approximately $2.0 million. The exploration program will include drilling along strike and at depth on Zone 2, drilling new targets on the Bondi, Inteiedougou, Sebedougou and Poyo permits and developing new grassroots targets throughout the region.

3.3.3	Séguenega

Orezone acquired the Sega property in 2001 from Repadre Capital Corporation (“Repadre”), now IAMGold Corporation. Repadre had previously calculated an inferred resource of 3,326,866 tonnes grading 2.82 grams of gold per tonne (301,664 contained ounces) on the Sega property. Based on its own drilling the Corporation believes that resources may only be half of that size but no NI 43-101 compliant report has been filed with respect to the Sega property. Orezone has subsequently encountered mineralization with potentially economic widths and grades in drilling programs on the nearby RZ and Bakou zones and should additional drilling verify that there is a reasonable degree of continuity to these intersections, the Sega property will be deemed material to Orezone and a 43-101 compliant report will be prepared and filed. Until such time, this description of the Sega property should be considered preliminary in nature and no assurance can be given that a resource, as defined in NI 43-101, exists on the property or that such a resource will be identified through future drilling.

3.3.3.1	Location and Access

Sega is a 453 square kilometre property located in the northwest part of Burkina Faso, approximately 200 kilometres north of Ouagadougou. The property is accessible by a paved two lane road north from Ouagadougou to Ouahigouya for approximately 250 kilometres, and then a two lane gravel road which extends east from Ouahigouya for approximately 100 kilometres to the town of Sega in the northeast part of the property.

Seguenega is located within the Sahel region which is immediately south of the Sahara Desert. This is a semi-arid savannah region lacking dense vegetation. Outcrops are scarce and found within small hills that are present in the central and southern portions of the concession. Elevations vary from 250 meters to 450 meters.

3.3.3.2	Geology

The supracrustal rocks of the Sega concession are part of the Proterozoic Birimian Supergroup that is over two billion years in age. The Birimian Supergroup is generally subdivided into lower and upper sequences, with the lower sequence comprising wackes, argillites, some volcaniclastic rocks, and the upper sequence comprising basalts and interflow sedimentary rocks. Younger Tarkwaian medium to coarse grained sedimentary rocks unconformably overly the Birimian rocks. The specific units found on the property include argillites, shales, and wackes with minor volcanic sequences. Tonalitic intrusives are abundant. The Sega property is host to many gold occurrences, usually developed by local artisanal miners. Gold is typically associated with shear related quartz veins and stringers within mafic volcanic and sedimentary sequences. The majority of the gold showings are related to contacts and/or major structures

3.3.3.3	History

Orezone acquired the Sega Property in 2001 through the issuance of 200,000 Shares. The vendor, Repadre, retains a three per cent NSR which can be reduced to one per cent through the payment of $2 million.

In 1998 and 1999 Repadre carried out an exploration program consisting of mapping, trenching, soil geochemistry and surface and airborne geophysics. Repadre completed 6,347 meters of reverse circulation drilling which was focused on areas of known artisanal workings. Repadre’s drilling was successful in identifying economic grade intersections at Gambo 1 and 2, Tiba and Bakou. Most of the work was concentrated on Gambo 2, where the better intersections have been found. Most of the gold is associated with quartz veins (typically blue-grey quartz) within a mafic volcanic host.

Placer Dome entered into a joint venture with Repadre in 2000 whereby Placer obtained the right to acquire the property by spending US $3.8 million over four years. Work performed by Placer included a photo-geology interpretation map, aeromagnetic and radiometric interpretation, limited soil sampling, IP over selected areas, and a RAB and RC drilling program. The RAB program consisted of 623 holes for 14,033 meters of drilling, in the Tiba, Bakou, Gambo, and Kemense areas. An RC drill program was also completed in the Gambo, Tiba and Kybelga areas. The results of these programs identified anomalies in the Gambo, Bakou, and Tiba areas. Placer subsequently drilled 632 widely spaced RAB holes, representing 14,033 meters of drilling. Placer’s expenditures totalled approximately $1 million but no large, obvious surface deposits were identified and in 2001, Placer decided not to continue with the joint venture.

Definition drilling carried out by Repadre outlined an inferred resource of 300,000 ounces in the Gambo zone. Subsequent work by Placer Dome yielded a number of potentially ore calibre intersections but results were not continuous enough to warrant calculating any additional resources.

3.3.3.4	Exploration

In 2002 Orezone performed 350 meters of trenching and 2,694 meters of RC drilling on the Bakou and Tiba areas. 185 trench samples and 1,890 RC samples were analyzed. A new zone was discovered at the Bakou north area where Hole BKRC03 intersected 34 meters grading 2.12 gAu/t including five meters grading 7.5 gAu/t. Hole BKRC08 intersected 28 meters of 3.35 gAu/t, BKRC09 intersected nine meters of 4.08 gAu/t and hole BKRC11 returned ten meters grading 3.09 gAu/t. All intersections are in oxidized material. The program included 35 RC holes to test the Bakou zone, a 2.5 kilometre mineralized shear characterized by intense sericite alteration with dark smoky-grey quartz vein stockwork.

In 2003 a 3,334 meter RC drill program returned 3,446 RC samples and concentrated on the previously drilled Gambo Zone, the Bakou zone and several other high priority targets. A new zone of mineralization was discovered at the RZ zone which returned 9.36 gAu/t (uncut) over 15 meters from hole BKRC036 and 17.98 gAu/t (uncut) over 14 meters from Hole BKRC038. At the Bakou Zone, infill drilling was completed over a 500 meter section of the gold mineralized structure. Thirteen holes were drilled for a total of 1,034 meters. Results indicate that the zone consists of a 15 to 25 meter wide halo as defined by a 0.5 gAu/t cut-off with a higher-grade central core between five and nine meters in width. Hole BKRC022 returned 23 meters grading 1.65 gAu/t including a core section of five meters grading 5.80 gAu/t.

In 2004 exploration expenditures on the Sega property totalled $1,916,900 which included 34,461 meters of RC drilling in 380 holes to infill drill and expand the Gambo and Bakou zones and better define the newer RZ discovery. A $2.0 million drilling program is currently underway to provide sufficient data for an initial resource calculation at Bakou, to upgrade the Gambo resource into the indicated category, and to continue to define the RZ and Tiba discoveries. Sega consists of a very large system with multiple zones of mineralization. All zones still require infill drilling and delineation drilling and are not yet closed off. The RZ zone is the key to the economics of Sega as grades are higher than the other two zones, the widths are quite substantial, and the structure is open to the east and at depth.

3.3.4	Bombore

In 2002 Orezone entered into an agreement with Channel Resources Ltd. (“Channel”) to acquire an interest in the Bombore permit area. Channel had previously calculated an Indicated Resource of 9.8 million tonnes of oxide material grading 1.50 grams of gold per tonne (471,000 contained ounces), and an Inferred Resource of 12.4 million tonnes grading 1.46 grams of gold per tonne (582,000 contained ounces), both based on a 0.7 grams of gold per tonne cutoff grade. According to Channel’s 2003 Annual Information Form “the estimate was performed in 2000 in accordance with the guidelines provided by the Canadian Mining Standards Task Force in its Interim Report dated June, 1998 and in its Final Report dated January, 1999” and was prepared by Channel’s Chief Geologist under the supervision of its President and Chief Operating Officer. No independent verification of the resources were provided by Channel. Orezone has not had these resources verified by an independent party, and no NI 43-101 report has been prepared. Until such time as a 43-101 report is prepared, Orezone considers all resources on the Bombore property to be inferred.

Due to a higher priority being placed on the Corporation’s Essakan, Sega and Bondi projects, and a shortage of drill rigs in West Africa, the Corporation has not been able to advance the Bombore project at the pace that it had planned.

3.3.4.1	Location and Access

The Bombore gold project now covers an area of 250 square kilometres and was reduced from it former size of 2,100 square kilometres in order to reduce taxes and expenditure requirements and to focus on the most prospective areas. It is located south of the village of Mogtedo, approximately 80 kilometres by paved highway east of Ouagadougou, Burkina Faso. Roads and trails within the permit are well travelled and can be accessed most of the year with four wheel drive vehicles.

3.3.4.2	Geology

The Bombore permit covers parts of at least two Birimian greenstone belts which strike roughly northeast-southwest. The greenstone belt in the northwest corner of the property is underlain mainly by mafic to intermediate metavolcanic rocks and dioritic to granodioritic intrusions. The greenstone belt which extends across the Bombore permit for 50 kilometres from the southwest corner to the village of Meguet in the northeast, is underlain by moderately to well sheared metavolcanics and volcaniclastics.

The Bombore First Target (“BFT”) area is underlain by intrusive units, ranging in composition from felsic to ultramafic as well as by felsic to ultramafic schist units. The dioritic and gabbroic intrusions are very abundant, tabular and continuous. They are oriented subparallel with the foliation. Felsic intrusions occur mainly as dykes intruding schist and other intrusive units. Fine grained (rhyolitic) to coarse grained (quartz feldspar porphyry and granitic) dykes are noted. They are generally affected by the deformation and also trend subparallel with the foliation. Locally, undeformed diorite is observed. Sericitic, chloritic, graphitic and talc schist units envelope the intrusions. The protolith of the most common sericitic schist is interpreted to be felsic to intermediate volcanic and/or intrusive rocks. Graphitic schist occurs in the western part of the Maga area and in the eastern sector of the P23 and P13 grids. Ultramafic units (peridotite and talc schist) are observed locally in the Maga sector, the Colline de Fusille area and from the western parts of P8/P9 to the P13 grid area.

3.3.4.3	History

Initial exploration work performed by Channel, along with its partner Solomon Resources Limited began at Bombore in early 1994 and continued through and ended with Placer Dome in 2000. A substantial amount of work was performed by Channel and its partners over that period of time including SPOT satellite imagery, 8,548 line kilometres of airborne geophysics, a 5,666 sample regional geochemical soil survey, a 9,521 sample semi-detailed soil survey, surface rock sampling with 4,893 samples and 5,398 meters of surface trenching in 21 surface trenches. Drilling on the property includes over 34,000 meters of RAB drilling in 1000 holes, 19,348 meters of RC drilling in 259 holes and, 1080 meters of diamond core drilling in 10 holes.

Channel recognized the BFT as a wide, low grade gold resource with a 14 kilometer strike length and widths of up to several hundreds of metres. Resources that have been identified are contained in six separate zones within the BFT. Several other regional areas were recognized as potential gold resource targets and have been explored to various degrees.

Under an agreement dated August 12, 2002 Orezone can earn a 50 per cent interest in the Bombore permit by making a cash payment of $40,000, issuing 150,000 shares and incurring $2.0 million in exploration expenditures. $300,000 must be made in the first year and this expenditure has already been incurred. In 2004 the agreement was revised and the Corporation must now spend the balance of $1.7 million by January 17, 2007. Upon earning a 50 per cent interest, Orezone may earn an addition 20 per cent by completing a bankable feasibility study and then will have 90 days to make a cash payment of US $1.0 million to reduce the remaining parties interest to a one per cent net smelter royalty. Should Orezone withdraw from the agreement, it is required to transfer ownership of the permit back to Channel and Solomon.

The gold mineralization at Bombore is within the near surface oxide zone and is quite amenable to low cost heap leach extraction. Channel Resources produced a measured and indicated reserve of 471,000 ounces at 1.5 gAu/t and an inferred resource of 582,000 at 1.5 gAu/t within the BFT. Orezone considers all resources to be inferred until such time as this resource calculation can be independently verified.

3.3.4.4	Exploration

In 2003 Orezone performed a limited RC drilling program totalling 1,994 meters. 2,193 samples were taken with drilling focussed on assessing the higher grade areas previously identified. The Kiin Tanga and P8/P9 areas were tested with hole BBRC03-23 returning 11.7 gAu/t over 10 meters. Due to a shortage of drill rigs in West Africa and a higher priority being placed on the Corporation’s other projects, a very limited amount of work was carried out on Bombore in 2004. Orezone plans to carry out further RC drilling to evaluate the continuity of the P8/P9 and Kiin Tanga zones at a higher drill density when a drill rig becomes available.

3.3.5	Other West African Projects

Orezone has a number of other exploration properties in West Africa, mainly in Burkina Faso, which are at earlier stages of exploration. It is the intention of the Corporation to acquire and explore properties at various levels of exploration in order to make the most efficient use of financial resources, to carry out exploration in the most cost effective manner and to build a pipeline of projects at various stages of exploration and development. Properties that have been properly evaluated and do not meet Orezone’s expectations, will either be dropped, sold or returned to the original owners. Those properties that are deemed worthy will be kept and exploration work will continue. Every project is reviewed at each stage of exploration to be sure that it meets expectations for discovery and advancement.

3.3.5.1	Golden Hill (Intiédougou)

The Golden Hill (also known as Intiédougou) Property is located in southwest Burkina Faso and is 385 square kilometres in size. Golden Hill was the focal point of Orezone’s early exploration efforts in Burkina Faso. The Corporation acquired a 90 per cent interest in a prospecting permit on the property in 1996 from a local Burkina Faso businessperson. In order to keep the property in good standing, Orezone must pay a yearly tax based on the total area of the permit. Orezone must also submit, on a yearly basis, a report of the work done and a proposed budget for the next exploration program. A total of $2,117,248 has been spent on the property to date including $105,252 in 2004.

Golden Hill is accessible by paved and lateritic roads on a year round basis. The permit is located 285 kilometers southwest of Ouagadougou, and approximately 70 kilometres east of the second largest city of Bobo-Diallaso.

Two phases of RC drilling were completed during the 1996-1997 exploration season and in the 1997-1998 exploration season an airborne magnetic/radiometric survey was completed which covered the entire property. The first diamond drill program in December, 1997 confirmed the presence of a major and well-mineralized syenite intrusives which are now designated the “A Zone” and “B Zone”. The A zone is an intrusive plug with dimension of 300 meters by 65 meters, dipping 55° to the east. The B Zone is a syenite dyke, 700 meters long and 10 meters wide. 20 line kilometres of ground geophysical (magnetic/IP) surveys were completed on a detailed sampling grid of the A and B zones in January, 1998. The syenite unit exhibits low magnetic susceptibility and IP chargeability signatures.

A second drilling program in 1998 comprising near surface RC drilling and deeper diamond drilling was designed to test the shape and extent of the A Zone as well as to test the B Zone. Through a regional soil geochemical program undertaken in May and June of 1998, the C Zone was discovered 1.3 kilometres north of the A Zone. The C Zone was trenched and showed visible gold in fractured, metasomatised and silicified rocks related to the intrusion of a felsic dyke into the andesitic country rocks.

At the start of the 1998-1999 exploration season a soil survey was completed around the C Zone area. 78 RC holes spread on 22 sections allowed the investigation of anomalies that had been identified as well as the C Zone and its extensions. A 3,900 metre, 340 hole RAB program was also completed on the prospective Peksou Zone in the Pekpérine river basin area where high anomalous gold values were returned. Chip samples from drill holes in this area indicate mineralized quartz veins are present in a sequence mostly composed of granite with some syenite covering an open area of 200 metres by 1 kilometre.

A detailed regional soil sampling program on the Intiédougou fault trend near the northern border of the permit was initiated after the discovery of gold quartz veins was made in 1999 by nomadic artisanal miners. Artisanal miners mine the Gogoba quartz vein field, consisting of up to 15 individual veins with widths of one to three metres and lengths of 100 to 300 metres. Regional geological mapping was performed in February, 1999.

The 1999-2000 exploration program investigated the Peksou anomaly with RC drilling. Funded by the joint venture partner, Delta Gold Limited of Australia, a 26 hole RC program was designed to follow up a previous intersection of 10 metres grading 19.1 gAu/t at the Peksou Zone (hole IRC00-05). Recent drilling suggests that the Peksou Zone is an altered contact between volcanic and intrusive rocks that generally trends east west with a steep dip. More drilling is required to further delineate the size and nature of the zone.

The southeastern portion of the property was the subject of a large regional soil sampling program in 2000. This area contains the same magnetic signature, structural and lithological regimes as the A and B zones.

The Golden Hill Property has now been the subject of preliminary exploration programs across the entire permit. The surface soil geochemical data has been significant in pinpointing areas of anomalous gold mineralization. This data, in concert with the airborne magnetic data, has allowed Orezone to prioritize and target specific areas for further work. There are four main zones that have now been delineated through detailed exploration and show significant mineralization. An inferred resource of 3.5 million tonnes grading 1.4 gAu/t (157,556 contained ounces) has been calculated internally. This inferred resource should be considered as part of a preliminary assessment and too speculative from a geological perspective to have economic considerations applied to it as there is no certainty that any of these resources will ultimately be mineable. At present, the property is not considered material to the Corporation and an NI 43-101 compliant report has not been filed.

In 2004 a gradient IP survey was completed over the Nabere prospect and shows strong structural zones that correlate well with known mineralization. Follow up work is expected to lead to the definition of drill targets in 2005. However, the Corporation’s ability to test these targets is subject to the availability of drill rigs and it cannot be predicted when and if they will be drilled in 2005.

3.3.5.2	Kerboulé

The Kerboulé Property is 404 square kilometres in size and is located in the northern part of Burkina Faso near the Mali border. It is approximately 250 kilometres north of the capital city, Ouagadougou. The Corporation acquired an interest in the exploration permit that covers the property in April, 1997 and now holds the permit entirely in its own name subject to the right of a local Burkina Faso businessperson to contribute 25 per cent of the cost of future programs or be diluted down to a 3 per cent NSR of which three quarters, representing a 2.25 per cent interest, can be repurchased by the Corporation for US$1.5 million. As at December 31, 2004 the Corporation had spent $970,677 on the property and must pay a yearly tax based on the total area of the permit to keep it in good standing. The Corporation must also submit, on a yearly basis, a report of the work done and a proposed budget for the next exploration program.

Kerboulé is accessible by lateritic roads and trails for most of the year. The rainy season limits access to certain parts of the property between the months of July and August. The property lies within the Birimian aged Djibo Greenstone Belt composed of a north-south trending sequence of mafic to felsic volcanics and argillaceous sediments. The local geology consists mainly of volcano-sedimentary and volcaniclastic rocks on the Kerboulé Property. The property is partly covered by aeolian sand or lateritic cuirasse. Younger Phanerozoic sediments (dolomites, conglomerates and wackes) overlie the northern third of the property.

Two major structural breaks have been observed on the Kerboulé property. The first is the Inata shear, which is a northeast trending zone that is part of the northeast portion of the major shear zone that transects the Djibo greenstone belt. The Inata gold prospect, found along this main shear, is the premier gold zone on Resolute Mining Corporation’s (“Resolute”) Belahouro property which is located approximately 25 kilometres south-southwest of the Kerboulé showings. The second structural break is the Souma shear zone, which crosses the Souma River near the eastern edge of the property. The Souma shear zone contains several gold prospects, including the Souma prospect, found approximately 25 kilometres southeast of the Kerboulé Property. There are seven orpaillage sites on the property, Kerboulé, Yaléma, South Kerboulé, North Kerboulé, Gassel Haissa, Ariel and Galon.

The first phase of exploration on Kerboulé was conducted between March and April 1997 and found encouraging results from three of the seven orpaillage sites. The Kerboulé, Yaléma, and South Kerboulé sites lie within a lithological and structural corridor within the central portion of the permit. This corridor is mineralized in these specific areas and represents the best target area for further discovery.

A second phase of exploration was conducted between September 1997 and March 1998 and consisted of the acquisition of Satellite Radar Imagery, Landsat Satellite Imagery, Air Photo Imagery and Airborne Magnetics. This second phase looked at the broad geological and structural regimes that play a role in the gold mineralizing events on the Kerboulé Property.

The third exploration phase was conducted between the months of November and December 1998 and February to July 1999. A total of 4,870 termite hill and soil samples were collected over the property. A detailed soil sampling grid was located along the South Kerboulé to Yaléma corridor while the remainder was surveyed at a regional scale of 200 metres by 200 metres or at a 200 metre by one kilometre scale. Two trenches, each measuring 100 metres in length, were excavated on the South Kerboulé site, with 51 samples collected. The Corporation completed 7,860 metres of RC drilling and 700 metres of RAB drilling in order to investigate the gold anomalies identified during the termite/soil sampling and in order to test the dip and strike continuity of three orpaillage sites: South Kerboulé, Kerboulé and North Kerboulé. A total of 3,930 samples were taken from 106 RC drill holes and 340 samples were taken from 21 RAB drill holes.

An inferred resource of 4.8 million tonnes grading 1.3 gAu/t (200,000 contained ounces) was calculated internally. This inferred resource should be considered as part of a preliminary assessment and too speculative from a geological perspective to have economic considerations applied to it as there is no certainty that any of these resources will ultimately be mineable. At present, the property is not considered material to the Corporation and an NI 43-101 compliant report has not been filed.

Very limited work was carried out on Kerboule during 2004 due to a higher priority being placed on other projects. However, Kerboule has strategic value should a decision be made to bring the nearby Belahouro project into production.

3.3.5.3	Sébédougou

The Sébédougou gold property is 255 square kilometres in size and is located immediately north of the Corporation’s Golden Hill Property and 300 kilometres west of the capital city of Ouagadougou. The prospecting permit was obtained as part of the merger with CIMC. Previous work by international and local governments included extensive soil geochemistry for base metals and gold, as well as regional mapping and prospecting.

The Sébédougou property is located within the Houndé Birimian Greenstone Belt that trends north-south for over 400 kilometres. Precambrian metabasalts and andesites, mafic to intermediate volcaniclastics, epiclastic sediments and “Tarkwaian” micro-conglomerates underlie the belt. The region hosts many felsic and mafic intrusives including granites, granodiorites, gabbros and amphibolites. The belt is surrounded by pre-Birimian age basement rock consisting of gneisses and migmatites. Lower greenschist facies metamorphism is generally found. The “Tarkwaian” sediments have been defined as a separate structural regime that host a major fault and shear system normally located along the eastern contact with andesitic volcanics. The gold showings in the belt are in close proximity to this fault and splay system and are generally associated with felsic intrusives (syenites and granites).

The Sébédougou property is located on the eastern side of the Houndé Greenstone Belt that includes the Tarkwaian sediments and the major fault and splay system. The remainder of the property contains north-northeast trending andesites, rhyolites, volcanic schists and sediments. Several southeast to northwest trending transverse faults are found across the property. A local conjugate fault system lies within the mineralized area of the Sébédougou permit and is an important component in gold mineralization.

The initial exploration program on the Sébédougou property focussed on this eastern area of the belt. A regional geological mapping and sampling program was carried out in February, 1999, followed by an airborne magnetic survey in March, 1999. A 100 metre by 100 metre, 1,583 sample soil geochemistry survey was completed in May, 1999 and a 42 hole, 1,600 metre RC drill program was completed by the middle of June, 1999. Results from the soil geochemistry program defined three anomalous areas with significant values of up to 4671 ppb. The Hill Zone was investigated by a series of five drill fences to test a two kilometre long anomaly. Hole RCS99-07 intersected 2.12 g Au/t over 24 meters including 3.76 g Au/t over 10 meters from a quartz vein system. Other significant mineralization was intersected along the strike of the anomalous zone from carbonatized and sulfidized andesites with quartz veins in holes RCS99-18, 19, 26, 27, 32 and 33. A significant portion of the prospective Eastern Volcanic Domain remains untested.

The Sébédougou property represents the northern section of the Intiédougou Fault system that contains the Hill Zone and the A, B and Peksou Zones on the southern Golden Hill property. Results from the Hill Zone indicate significant mineralization on this property. The western extension of this zone, as outlined by surface soil geochemistry, represents a priority target for investigation. The Corporation has spent $352,279 on the project to December 31, 2004 of which $96,426 was spent in the last year. Work in 2004 included geological mapping, gradient IP and ground magnetics. This work will be followed up in 2005 with the objective of identifying additional drill targets.

3.3.5.4	Guéguere

The Guéguere gold property is located 180 kilometres west of Ouagadougou, 25 kilometres south of the past producing Poura gold mine and 45 kilometres east of the Corporation’s Golden Hill property. The 160 square kilometre property is 100 per cent owned by Orezone which acquired it through the merger with CIMC in July, 2002. The property contains several gold zones that have similarities to the Golden Hill property. The property can be accessed by lateritic road off the main road south of Poura. Trails and secondary roads can be used most of the year using four wheel drive vehicles.

The Gueguere concession is located within the Boromo Greenstone Belt, and is along strike from the past producing Poura gold mine. North to northeast trending Birimian-aged meta-volcanics ranging in composition from meta-basalts to meta-andesites are the predominate rock types on the permit. Ultramafic and mafic rocks, and granitic rocks intrude the above-mentioned meta-volcanics. A number of major lineaments exist in the area. The property has been worked by CIMC from 1997 to 2002, with soil sampling and mapping of the various zones.

On the eastern side of the Concession, three gold anomalies appear to follow a north south trending lineament; namely Oronkua in the northeast, Tampour in the central east, and Dakoula near the south eastern corner of the Concession. A fourth major gold anomaly occurs at Lebiele in the south-central portion of the area. The Lebiele area is presently regarded as the most promising gold anomaly. The streams drain an area that hosts a hydrothermally altered, kaolinized and sericitized granitic stock that is located near the Catholic mission station. A number of smaller, but similarly altered granitic intrusions were located within a three kilometre radius of the major intrusion.

Due to the extreme softness of the rock, artisanal workers were able to dig pits very quickly and bring less weathered rocks to the surface. These samples show that the host rock is an alkalic granite that may be very similar to the gold-bearing syenites at Golden Hill to the west. Granite samples submitted for assay returned gold values between 200 and 400 ppb which is many times the background value for un-mineralized granites.

The Tampour anomaly originates from a small shear zone hosted gold occurrence in the area. There are a few artisanal workers on site. Apart from field visits, no work was carried out at Tampour by CIMC.

Orezone will assess the property with the knowledge gained from working the Golden Hill property 20 kilometres to the west. Total expenditures on the property to date amount to $48,869 of which $30,966 were spent in 2004. A cohesive gold in soil anomaly has been identified in the south central portion of the permit and a gradient IP survey over this area indicates a strong correlation with the gold in soil anomaly. Subject to the availability of a drill rig, this anomaly will be drilled in 2005.

3.3.5.5	Other African Projects

At Boukoutinnti, Mali a 3,300 termite mound and soil sampling program was completed over three areas, to follow up on multi-kilometre size gold in soil trends. Three trends emerged from the program with the main trend extending for over four kilometres that is associated with the contact between sediments and an intrusive. A pit sampling program was completed in October (160 pits) that confirmed a saprolite source for these gold anomalies. The project is ready for drill testing in 2005. Farabantourou is a new research permit, recently granted in Mali. This permit was previously known as the Hyundai property and contains several advanced mineralized prospects. A compilation of the data is underway. In Niger, an exploration permit has been approved and granted at Kossa, with an area of 2000 square kilometres immediately adjacent to the Essakan Project.

3.3.6	North American Projects

For a number of years Orezone followed a dual strategy of exploring North American properties in conjunction with its efforts in West Africa. However, the progress made in Burkina Faso has superseded the Corporation’s efforts in North America. According, a decision was made in 2003 to write off the value of the La Grande-East, Wemindji, and Monster properties and to drop the Corporation’s interests in these projects. The Corporation retains the right to earn a 50 per cent interest in the Waxatike property in Northern Ontario by spending $500,000.

ITEM 4.   SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1	Annual Information

	2004	2003	2002

Total Revenues	nil	nil	nil
Deferred exploration expenses[1]	$5,762,531	$1,490,336	$548,833

Net loss	$1,340,087	$1,701,248	$225,923

Basic and diluted net loss per share	$0.01	$0.03	$0.01

Total assets	$26,163,676	$22,037,007	$10,523,287

Long term liabilities	nil	$1,003,228	$750,736

1.	Additions to deferred exploration expenses less optionee contributions.

4.2   Dividends

The Corporation's current policy is to not pay dividends and to retain earnings to finance the growth and the development of the Corporation's business. This policy will be reviewed in the future should the Corporation be successful in establishing a profitable mining operation. The Corporation is not aware of any restriction that could prevent it from paying dividends.

Foreign GAAP

Note 13 of the Corporation's financial statements for the year ended December 31, 2004 are incorporated herein by reference. Note 13 identifies the adjustments that would be made to the Corporation's consolidated financial statements had they been prepared according to Generally Accepted Accounting Principles in the United States.

ITEM 5.   MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2005

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document may contain or refer to certain forward-looking statements relating but not limited to Orezone’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

INTRODUCTION

Management’s discussion and analysis (“MD&A”) of the operating results and financial condition of Orezone Resources Inc. (the “Corporation”), dated March 31, 2005, should be read in conjunction with the audited consolidated balance sheets of the Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit, deferred exploration expenses and cash flows for the years ended December 31, 2004, 2003 and 2002.

The consolidated financial statements of the Corporation have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and would differ in certain material respects had they been prepared in accordance with accounting policies generally accepted in the United States (“US GAAP”) as outlined in Note 13 to the consolidated financial statements.

The Corporation’s consolidated financial statements are expressed in United States (“USD”) dollars. All amounts in this report are in USD dollars unless otherwise noted. As the main functional currency of the Corporation has become the United States (“US”) dollar, the Corporation began reporting in US dollars in 2004.

This MD&A is prepared in conformity with National Instrument 51-102 F1 and has been approved by the Board of Directors prior to release.

OVERVIEW

The Corporation is engaged in the acquisition, exploration and development of mineral properties, primarily in Burkina Faso, West Africa, and this has been its main focus over the last four years. The Corporation’s objective is to identify commercially exploitable deposits of minerals (primarily precious metals) which can either be placed into production by the Corporation or disposed of for a profit to companies that wish to place such deposits into commercial production.

Orezone has been active in Burkina Faso, West Africa since 1996. The Corporation made a decision to focus on Burkina Faso because it has similar geology, but is relatively unexplored, compared to the neighbouring countries of Mali and Ghana where a number of major discoveries have been made. In addition, it is politically stable, has good infrastructure relative to much of West Africa and provided the opportunity to acquire both relatively large unexplored tracts of land as well as more advanced stage assets. These conditions, in combination with a weak gold price and resultant lack of interest among investors for gold equities, enabled the Corporation to establish a significant land position in Burkina Faso. At present, Orezone has interests in fifteen different properties covering a total of 4,000 square kilometres in Burkina Faso. It also has a permit of approximately 2,000 square kilometres in Niger and two permits totalling 256 square kilometres in Mali.

Exploration has been ongoing on the Corporation’s properties since 1996, largely financed by small private placements. In 2002 the Corporation acquired the Essakan property where exploration by previous owners has outlined a measured and indicated resource of 1.3 million ounces of gold. This transaction more or less coincided with a substantial increase in the price of gold, which rose from approximately US $300 per ounce early in 2002 to the US $400 per ounce level late in 2003, and an improvement in investor sentiment toward gold stocks. As a result, the Corporation was able to complete a $2.5 million private placement late in 2002 and two separate private placements totalling $15.1 million in 2003. These transactions significantly increased the size of the Corporation’s assets, have enabled it to increase the level of its exploration expenditures, and have moved the Corporation closer to its goal of becoming a producing gold company. The Corporation did not need to do any financings in 2004 however the Corporation did raise an additional $3,603,956 by the exercise of outstanding warrants and $415,512 from the exercise of stock options.

The common shares of the Corporation are listed for trading on the Toronto and American Stock Exchanges under the symbol “OZN”. Until March 18, 2004, the Corporation’s shares were traded under the symbol ORZ on the Toronto Stock Exchange. The Corporation’s head office is in Ottawa, Ontario.

QUALIFIED PERSON

Jeffrey S. Ackert, the Company’s Vice President Exploration, is the qualified person under National Instrument 43-101 who supervises all work associated with the Corporation’s exploration programs in Africa.

EXPLORATION ACTIVITIES

During 2004 a total of $8,698,784 was spent on exploration activities compared to $3,116,061 in 2003. This increase was almost entirely due to increased activity levels at the Essakan, Sega and Bondi projects.

2004 drilling

	# of holes	Meters
Reverse Circulation	1098	94,765
Diamond Drill	108	11,716
Rotary Air Blast	54	1,512

Total	1260	107,993

Bondigui: A total of 345 RC holes for 25,697 metres and 50 diamond drill holes for 7,710 metres were drilled at Bondi in 2004. A NI 43-101 compliant resource estimate was released December 2004 on an 800m portion of the 2.8km mineralized trend named Zone 2. Indicated resources to a depth of 125m within Zone 2 have been estimated at 1,761,822 tonnes grading 2.88 g/t (162,964 contained ounces of gold) and inferred resources amount to an additional 446,378 tonnes grading 2.41 g/t (34,591 contained ounces) using a 0.5 g/t cut off grade. Favourable geology and grades were identified in the deeper core holes below 150m depth and down dip from the better near surface portion of the resource. Results from drilling continue to show the continuity of the Bondi Zone 2 and also indicate the potential for resources to be developed along strike and at depth. Mineralization occurs over the entire 2.8 kilometre length of the zone, but grades in the areas outside of the 800m resource are lower and at current gold prices would be considered uneconomic. (More in the range of 1.5 to 2.0 g/t). Met-Chem from Montreal completed the NI 43-101 compliant report. More drilling will be performed along strike of Zone 2 and on surrounding geochemical and geophysical targets prior to continuing the deeper drilling on Zone 2. The deepest intersection of Zone 2 is from hole BDH024 at 223m vertical that grades 4.1 g/t over 19m.

Essakan: Drilling in 2004 at Essakan was divided between regional targets discovered in 2003 (14,120m RC and RAB) and very focused definition drilling (26,006m) on the Essakan Main Zone (EMZ). The EMZ drilling results were very positive proving the zone to be larger and better grade than previously identified through the extension of down plunge mineralization and more continuity to the higher grades. Most of the EMZ drilling was in vertical reverse circulation (RC) holes (22,000m RC) with subsequent deeper drilling as extensions to the RC holes using core drilling for a total of 4,006m. The core hole extensions proved be slower and more problematic than a single RC hole, however, with limited drill rigs available this was the only solution. With the arrival of larger capacity RC drill rigs in March 2005, all future deep drilling will be completed more efficiently. Regional drilling also included the Sokadie, Falagountou, Gossey, Korezeina, Takabangou, Ten Zubretan and Tin Taradat targets. Of these, Falagountou, Gossey and Sokadie yielded the most encouraging initial results but not enough drilling was completed to enable a 43-101 compliant resource. With limited rigs available and an accelerated objective by Gold Fields to bring the EMZ to bankable feasibility, all drilling has been focused on building resources on the EMZ. Orezone continues to manage this project on behalf of Gold Fields. Gold Fields has spent just under $4million by year end and expects to earn its 50% interest in the project by June of 2005 upon competing $8million in expenditures. Gold Fields has stated publicly in 2005 that it intends to competed a bankable feasibility study on the project by June 2006 and thereby earn a 60% interest in the project.

Seguenega: A total of 380 holes for 34,461m of RC drilling were completed from May to December to follow up the positive results from the RZ Zone; to infill the Bakou and Gambo Zones on 25m spacings in order to upgrade and update the previous resource numbers. New targets drilled included the Tiba 1 and Tiba 2 Zones located approximately 6km to the northeast of the 2km² area that includes RZ, Bakou and Gambo. Results from the RZ Zone drilling confirm a wide, higher grade (3.5 to 4.5 g/t) zone over 125 meters of strike length with narrower zones extending east another 300 meters. Another zone thought to be parallel to the RZ has been drilled 200 meters south of the RZ Zone and exhibits similarly higher grades over somewhat narrower widths (17.6 g/t over 5 meters). A gradient IP survey was conducted over the RZ Zone area and has indicated zones of similar resistivity to the higher grade portion of the RZ mineralization off both the east and west ends of the Zone. The Bakou Zone exhibits a narrow but continuous structure in the south, widening to the north with grades in the range of 2.5 to 3.5 g/t. Several sub parallel zones have been delineated and will be followed up in the future.

The south east portion of the Gambo Zone has returned very encouraging results and indicates potential for further strike extension. The focus on Sega will be to build resources in both the RZ and Tiba portions of the project. Resources will be calculated once there is more certainty of the mineable resource.

Other Properties: Sebedougou north of Bondi, received geological mapping, gradient IP work and ground magnetics over a highly prospective area. Surface grab sampling has returned some multi-gram samples from sulphide rich material. The new target is situated at the contact of Tarkwaian sediments and volcanics and represents a very high priority drill target that is coincident with the similar trend that extends north from the Bondi Project. At Gueguere, all results from surface geochemical sampling have been received and a cohesive anomaly exists over the south central portion of the permit. A gradient IP survey over this zone indicates a strong correlation between the chargeability and gold in soil trends. This will be a high priority drill target for 2005. At Intiedougou (Golden Hill), a gradient IP survey has been completed over the Nabere prospect.

The resistivity shows strong structural zones that correlate well with the known mineralization. Ground truthing is required pre-emptive to drilling in 2005. At Boukoutinnti, Mali a 3,300 termite mound and soil sampling program was completed over three areas, to follow up on multi-kilometre size gold in soil trends. Three trends emerged from the program with the main trend extending for over four kilometres that is associated with the contact between sediments and an intrusive. A pit sampling program was completed in October (160 pits) that confirmed a saprolite source for these gold anomalies. The project is ready for drill testing in 2005. Farabantourou is a new research permit, recently granted in Mali. This permit was previously known as the Hyundai property and contains several advanced mineralized prospects. A compilation of the data is underway. In Niger, an exploration permit has been approved and granted at Kossa, with an area of 2000 square kilometres immediately adjacent to the Essakan Project. Gold Fields has no rights to this project. Regional geochemical sampling and mapping will be started in 2005 using similarly proven techniques from the Essakan Project. The project has active artisanal miners working in host rock similar to the EMZ of Essakan. The program is focused on delineating drill targets for Q3 of 2005. The permit now has an exploration permit in place that delineates the fiscal regimes for a future mining convention.

Programs for 2005: Drilling has resumed at Sega and Essakan and will resume in the Bondi area by Q2. Essakan will continue with the $5.2 million program that will focus on resource drilling the EMZ, Falagountou, Sokadie and Gossey targets. Drilling at Sega will continue to follow up positive results from the RZ, Gambo, Bakou, and Tiba zones. Targets generated from the gradient IP on Sega will be tested as well. Niger is expected to generate tremendous interest because of similarities to Essakan. Although drilling is not yet budgeted for Kossa, we expect to have an open ended budget depending on the regional target generation results. Drilling is planned for Boukoutinnti in Mali in Q2. The Corporation expects to spend approximately $4million by July 2005 on the exploration of its own projects.

Drill Budget until June 2005

Property	# of Drills	Meters to be Drilled

Bondi	1	5,000
Essakan	4	50,000
Sega	2	17,500
Others	1	10,000

Total	8	82,500

The Company plans its exploration activities on a July to June basis each year. As such, drilling budgets for the second half of the year will be dependent upon the results of the first half of the year.

SELECTED ANNUAL INFORMATION

	2004	2003	2002
Consolidated Statements of Operations and Deficit (Summary)	$	$	$
Revenue	--	--	--
Management and consulting fees	1,240,074	763,072	169,363
Total administrative expenses	1,618,703	1,317,010	282,932
Write-off of deferred exploration expenses	--	515,084	(45,203)
Interest income	278,616	130,846	11,806
Net loss	(1,340,087)	(1,701,248)	(225,923)
Basic and diluted net loss per common share (Canadian GAAP)	(0.01)	(0.03)	(0.01)
Basic and diluted net loss per common share (US GAAP)	(0.06)	(0.05)	(0.04)
Shares oustanding	111,264,323	101,602,893	72,679,236

Consolidated Statements of Deferred Exploration Expenses (Summary)	$	$	$
Deferred exploration expenses - additions	8,698,784	3,090,903	869,118
Optionee contributions	2,936,253	1,625,725	300,000

Consolidated Statements of Cash Flows (Summary)	$	$	$
Cash flows used in operating activities	(186,964)	(565,800)	(162,563)
Cash flows used in investing activities	(6,048,969)	(1,859,008)	(412,419)
Cash flows from financing activities	3,801,777	11,748,606	1,571,905
Net increase (decrease) in cash or cash equivalents	(2,434,156)	9,610,491	648,267

Consolidated Balance Sheets (Summary)
As at December 31	$	$	$
Cash and cash equivalents	8,142,882	10,577,038	966,547
Investment in listed shares, at cost	1,362,229	787,079	25,323
Equipment	225,668	135,538	2,085
Mineral exploration properties, at cost	6,804,907	6,804,907	6,700,402
Deferred exploration expenses, at cost	9,378,737	3,116,061	848,833
Note payable	--	1,003,228	750,736
Shareholders' equity	25,186,037	20,474,932	9,439,225
Total assets	26,163,676	22,037,007	10,523,287

RESULTS OF OPERATIONS

The Corporation completed the acquisition of the Essakan permits in July, 2002 and with an improvement in the price of gold and in capital markets, completed private placement equity financings which raised $17,580,000 CAD in 2002 and 2003. These financings included the issuances of warrants. At December 31, 2004 all maturing warrants were exercised. In 2004 this resulted in $3.6 million USD being added to the Corporation’s treasury and the exercise of all outstanding warrants in the first half of 2005 will likely bring in another $4.6 million USD. As a result of these events, as well as a significant discoveries that the Corporation has made on its 100 per cent owned Bondi and Sega properties, the Corporation’s activity level is much higher with the effect that administrative expenses, exploration expenditures, cash balances, total assets and number of shares outstanding have all increased significantly.

The greatest constraint on the Corporation’s ability to support increased activity levels is the limited ability of the industry’s infrastructure’s to handle the high level of activity that is currently taking place. This is particularly true with respect to assay labs and drilling companies being able to keep up with the increased demand for their services. Due to good relations with suppliers, the Corporation has been able to secure sufficient drill rigs to carry out planned exploration programs and has only experienced minor delays at assay labs.

The Corporation’s competitive position within the exploration industry has strengthened due to the Essakan acquisition, the Bondi discovery and financings in 2002 and 2003. As a result, the Corporation has been able to attract top level professional personnel in all relevant fields as it has grown, including geologists, financial and operating staff. However, there is a general shortage of qualified personnel within the mining industry due to increased activity levels and the market for their services remains very competitive.

At the present time, the Corporation is still a development stage company with no operating business segment and no revenue generating activities.

In 2004 the Corporation recorded $278,616 in interest income which represents a significant increase over interest income of $130,846 in 2003 and $11,806 in 2002. The increase was a function of the Corporation’s higher cash balances due to the completion of two financings in 2003. The Corporation’s policy is to hold all cash investments in liquid instruments that are accessible within 24 hours. In 2004 the Corporation earned between 2.0-2.5 percent interest on such instruments.

Management and consulting fees were substantially higher in 2004 than in the previous two years due to higher activity levels and increased staffing and to the issuances of stock options which accounted for $879,829 of the total cost of $1,240,074 or 71 per cent, of management and consulting fees in 2004 compared to $666,778 in 2003 (71 per cent) and $119,651 in 2002 (71%).

The increase in total administrative expenditures was largely due to higher management and consulting fees. The other contributing factors were increased activity with respect to investor relations, attendance at trade shows, travel, staffing and filing costs.

Management, directors and technical advisors continually review the merits of each of the Corporation’s properties to assess whether or not they merit further exploration and development expenditures and whether the carrying value of the properties is greater than the future expected return from the property. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed along with external factors such as commodity markets, exchange rates, political risk and closeness to other known operations when making decisions on impairment. During 2004 the Corporation made the decision not to abandon any properties in the normal course of business. Property related write-offs were $502,000 in 2003 and in 2002 they amounted to a net gain of $67,500.

In 2004 the Corporation recorded a net loss of $1,340,087, or $0.01 per share on both a basic and fully diluted basis, compared to losses of $1,701,248 ($0.03 per share) in 2003 and $225,923 ($0.01 per share) in 2002. The reduced loss in 2004 compared to 2003 resulted from the write-off of deferred exploration expenses in 2003, as discussed above. The increased loss in both 2004 and 2003 compared to 2002 was due to the vastly increased business activity.

Diluted net losses per common share are equal to basic net losses per common share when calculated using the treasury stock method due to the anti-dilutive effect of stock options and share purchase warrants.

Over the last three years the number of shares outstanding has increased substantially which has principally been due to due to private placement financings competed in 2002 and 2003, the acquisition of the Essakan property and repayment of associated debt in 2004 and 2002, and the exercise of options and warrants.

In 2004 deferred exploration expenditure additions increased to $8,698,784 compared to $3,116,061 in 2003 and $848,833 in 2002. These increases largely reflect a much greater exploration effort at the Essakan, Sega and Bondi projects. Except for a minor amount in 2002, all optionee contributions in the three years relate to the Essakan agreement with Gold Fields Limited of South Africa. This agreement stipulates that Gold Fields, as optionee, must spend a minimum of U.S. $1,000,000 in each contract year beginning July 19, 2002 until a total of U.S. $8,000,000 has been spent within a five year period. Provided that Gold Fields has made the required payments, it will earn a 50 per cent interest in the Essakan project and a joint venture agreement will be completed. If Gold Fields abandons the project, there is no obligation for the Corporation to return any money to Gold Fields.

Net cash flows used in operating activities were $186,964 in 2004 compared to $565,800 in 2003. The decrease is due to the smaller net loss incurred in 2004 due to gains in foreign exchange. Cash flows used in investing activities increased to $6,048,969 in 2004 from $1,859,008 in 2003 due to increases in deferred exploration expenditures and investments in listed shares. Cash flows from financing activities (exercise of warrants and options) totaled $3,801,777 in 2004 and $11,748,606 in 2003. The decrease was due to the issuance of shares pursuant to private placements in 2003.

The net effect of these activities was that the Corporation’s cash balance as at December 31, 2004 declined to $8,142,882 from $10,577,038 at the end of 2003.

The investment in listed shares is related to investments made in public companies where future acquisitions and/or joint ventures could be pursued. In aggregate, these investments had a market value of $1,559,042 as at December 31, 2004 compared to a cost of $1,362,229.

The increased investment in equipment of $90,000 in 2004 relates to the purchase of computer networks and satellite communication systems in Burkina Faso plus geologic equipment and leasehold improvements at the Corporation’s head office.

During 2004 the note payable was exchanged for common stock. A total of 1,112,650 common shares were issued to retire the debt. Accrued interest on the debt until its repayment was $19,800.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation finances its exploration and development activities by raising capital from equity markets and through contributions by joint venture partners. During 2004 the Company did not do an equity financing. During 2003 the Corporation completed two private placements for a total of CAD$15,080,000 which increased the number of outstanding shares by 23,700,000.

The Corporation’s principal requirements for cash during 2005 will be administrative expenditures and deferred exploration expenditures. All expenditures on the Essakan project are being financed by the Corporation’s joint venture partner. The Corporation’s direct exploration expenditures in 2005 are expected to be in the order of $6 million and administrative expenditures will be in the same order of magnitude as in 2004. On this basis, the Corporation has adequate cash on hand to meet its current and planned exploration and administration expenditures for 2005 and has no immediate requirement to raise additional financing. If all outstanding warrants and options were exercised, the Corporation would receive approximately $5,500,000 in additional capital.

The Corporation anticipates that additional financing will be required in the future to potentially complete feasibility studies and to place one or more of its properties into production, or to make additional acquisitions or investments within the mining sector. On this basis, the Corporation continually reviews its share price and the relative state of the capital markets and if it is determined that conditions are favorable, additional financings could be completed.

OFF BALANCE SHEET AGREEMENTS

During 2004 and up to the date of this report the Corporation has not entered into any off balance sheet transactions as defined by National instrument 51-102.

TRANSACTIONS WITH RELATED PARTIES

During 2004 there were no transactions with related parties. A company owned by a director and an officer provided the Corporation with the management and geological services of the director and officer as well as technical field staff who are not directors, officers or related parties in 2003 totalling $150,000 CAD. All transactions took place during the normal course of business and are concluded at fair market values.

FOURTH QUARTER

In the fourth quarter of 2004 the Corporation continued with a relatively high level of exploration activity on both the Sega and Essakan projects with the latter being financed by the Corporation’s joint venture partner. There were no financing activities during the quarter other than the exercise of outstanding warrants. There were no other significant changes during the fourth quarter of 2004.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Corporation is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At the current time there are no reportable proposed transactions.

RISKS AND UNCERTAINTIES

The Corporation is in the business of exploring for minerals and if successful, ultimately mining them. The natural resource industry is by its nature, both cyclical and risky. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Corporation’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Corporation.

The principal factor which will affect the Corporation’s ability to successfully execute its business plan is the price of gold. The price of gold in US dollars has increased from approximately US $260 per ounce early in 2001 to over US $400 in the first part of 2004. This increase is widely attributed to a weakness in the US dollar. However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty. The higher gold price improves the economics of any potential development project and just as important, has a favorable impact on the perceptions of investors with respect to gold equities and therefore, the ability of the Corporation to raise capital.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of degree of risk and uncertainty and the Corporation’s common shares should be considered as a highly speculative investment. Current and potential investors should give special consideration to the risk factors involved.

Political Risk

The Corporation’s principal assets are located in Burkina Faso, West Africa. While the government of Burkina Faso has modernized its mining code and is considered to be pro mining, no assurances can be provided that this will continue in the future. The Corporation’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil and tribal unrest, political instability, changing government regulations with respect to mining including environmental requirements, taxation, land tenure, income repatriation and capital recovery, fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to the Corporation’s title to properties, problems renewing licenses and permits, and the expropriation of property interests. Any of these events could result in conditions that delay or in fact prevent the Corporation from exploring or ultimately developing its properties if economic quantities of minerals are found. The Corporation does not currently maintain “Political Risk” insurance.

Exploration Risk

Mineral exploration is a highly subjective process that requires a very high degree of education, experience, expertise and luck. Furthermore, the Corporation will be subject to many risk factors that knowledge, expertise and perseverance are insufficient to over come. The Corporation is also competing against a large number of companies that have substantially greater financial and technical expertise. The odds of finding mineralization in economic quantities that can be profitably mined are very small and no assurances can be given that the Corporation will be successful.

Development Risk

The successful development of a mineral deposit is dependent upon a large number of technical factors and significant capital expenditures must be made before the effect of many of these factors can be fully quantified. Major assumptions with respect to reserves, production, costs, grades and recoveries for example, can vary significantly from those projected in a feasibility study.

Operating Risk

While the Corporation’s primary objective is to establish a producing mining operation, it does not at present have any properties that are in production. Potential future mining operations will be subject to a large number of risks and hazards including cave-ins, rock bursts, rock falls, flooding, and unusual or unanticipated rock formations and while the Corporation will use best industry practices to identify and deal with such possibilities, no guarantee can be given that such events will not occur and will not result in damage or destruction of mineral properties and facilities, personal injury or loss of life, the delay or shut down of operations, financial losses or legal or environmental liability.

Economic Risk

External factors such as metal prices, interest and exchange rates and inflation rates all have fluctuated widely in the past and will continue to do so. It is impossible to predict the future direction of these factors, and the impact that they will have on the Corporation’s operations, with any degree of certainty. In particular, the price of gold is a major factor in determining whether or not a project is economic and whether or not capital can be raised to develop it. While the price of gold is currently at relatively high levels, its future direction will be determined by a large number of factors including investor demand, industrial demand, world wide productions levels, forward selling, purchases and sales by central banks, political and financial instability, inflation, interest and currency exchange rates. Etc.

Financing Risk

At the present time the Corporation does not have any producing projects and no sources of revenue. The Corporation’s ability to explore for and find potentially economic properties, and then to bring them into production is highly dependent upon its ability to raise equity and debt capital in the financial markets. There is no assurance that the Corporation will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified.

Title Risks

The Corporation has taken all reasonable steps to ensure that it has proper title it its properties. However, no guarantees can be provided that there are no unregistered agreements, claims or defects which may result in the Corporation’s title to its properties being challenged. Furthermore, the Corporation requires a number of different permits and licenses in order to carry on its business and there are no assurances or guarantees that they will be renewed upon expiry.

Environmental Risk

Both exploration programs and potential future mining operations are subject to a number of environment related regulations. It is the Corporations intention to fully comply with all such legislation in the countries in which it operates, and to fully comply with generally accepted international standards in countries where environmental regulations are not as stringent as international standards. Compliance with these regulations may significantly delay or prevent the Corporation from carrying on its business in the normal course, or may substantially increase the cost of doing so. Furthermore, exploration and mining activities may cause accidental or unintended negative consequences for the environment that result in fines, penalties or sanctions that represent a significant cost to the Corporation or prevent it from continuing operations.

Management Dependence

The Corporation’s activities are managed by a very small number of key individuals who are intimately familiar with its operations. The market for experienced mining personnel is currently very competitive and the Corporation’s ability to replace highly qualified personnel cannot be assured. At present, the Corporation does not maintain any key man life insurance.

Equipment Shortage

At the present time there is a shortage of drilling rigs in West Africa due to the large amount of exploration and development work that is being carried out. This shortage of equipment could delay the Corporation’s ability to properly evaluate its holdings and ultimately to put them into production should an economically exploitable deposit be found.

CRITICAL ACCOUNTING ESTIMATES

Preparation of the Corporation’s consolidated financial statements requires management to make estimates and assumptions that can affect the reported amounts of assets, liabilities, expenses. The most critical accounting estimates made by the Corporation relate to whether or not to write off the carrying value of deferred exploration expenditures with respect to individual properties. The carrying value of mineral exploration properties, and deferred exploration costs with respect thereto, are the Corporation’s largest assets. Decisions on whether the carrying value of individual properties is greater than the future expected return from the property are based on a large amount of empirical geotechnical data, external financial and political considerations and the competitive environment with respect to the specific property. While the Corporation re-evaluates its estimates and assumptions on a regular basis, actual amounts may differ from those based on estimates and assumptions.

CHANGES IN ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). As described in Note 13 of the 2004 financial statements, these principles differ in certain material respects from principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The CICA has issued CICA 3110, “Asset Retirement Obligations”. The standard, which is similar to Statement of Financial Accounting Standards (SFAS) 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company does not expect this standard to have an impact until one of its properties reaches its development stage.

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” and an Interpretation of Accounting Research Bulletin No. 51 (FIN 46). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued interpretation N0. 46R (FIN 46R) which supersedes FIN 46. FIN 46R is effective for all Variable interest Entities (VIEs) created after February 1, 2003 at the end of the first interim or annual reporting period after December 15, 2004. The Company has determined that it has no VIEs.

The CICA has released amendments to Section 3870, “Stock Based Compensation and Other Stock based payments,” which requires an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The Company adopted the standard prospectively October 1, 2003. For US GAAP purposes, the Company has prospectively adopted SFAS 148, which results in no differences between Canadian and U.S. GAAP.

In June 2002, the CICA Emerging Issues Committee (“EIC”) issued EIC Abstract 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, which requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13 should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income. The Abstract must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The Company is in the process of assessing the impact of AcG-13 and EIC Abstract 128.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

Short-term financial instruments

Cash and cash equivalents, other receivables, accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying amount given that they will mature shortly.

Long-term financial instruments

The fair value of the listed shares approximates the market value based on the closing price. Listed shares are from a number of Canadian mining and mineral exploration companies.

OTHER M D & A REQUIREMENTS

All relevant information related to the Corporation is filed electronically at www.sedar.com in Canada and www.sec.gov in the USA. This document forms an integral part of the Corporation’s Annual Information Form.

Outstanding share data has been disclosed above.

ITEM 6.   CAPITAL STRUCTURE AND MARKET FOR SECURITIES

6.1	General Description of Capital Structure

The authorized capital of the Corporation consists of an unlimited number of common share without par value, of which 111,264,323 were issued and outstanding as of December 31, 2004. Each issued and outstanding common share of the Corporation is entitled to one vote and any meeting properly called and constituted for the transaction of business.

6.2	Trading Price and Volume

During the most recently competed fiscal year, being the year ended December 31, 2004, the Corporation’s shares traded on the Toronto Stock Exchange. On March 18, 2004 the Corporation’s shares began trading on the American Stock Exchange under the symbol “OZN” and effective the same date, the Corporation’s symbol on the Toronto Stock Exchange was changed from “ORZ” to “OZN.

Orezone Resources Inc. Common Shares
Toronto Stock Exchange Trading Statistics
For the year ended December 31, 2004

	High	Low	Close	Volume
January	1.33	1.05	1.10	6,319,132
February	1.25	0.95	1.10	5,426,518
March	1.21	1.00	1.19	10,136,520
April	1.45	1.01	1.05	6,671,002
May	1.35	0.86	1.20	14,596,406
June	1.25	0.97	1.08	5,868,747
July	1.25	1.06	1.19	10,037,273
August	1.35	1.12	1.35	5,434,828
September	1.43	1.23	1.41	3,610,088
October	1.64	1.34	1.52	7,138,381
November	1.67	1.24	1.32	6,676,563
December	1.59	1.29	1.50	5,744,454

ITEM 7.   DIRECTORS AND OFFICERS

7.1	Name, Address, Occupation and Security Holding

Name, Office Held and Residence	Director Since	Shares Over Which Control is Exercised	Principal Occupation

Ronald Little	03-02-95	1,639,524	President and Chief Executive
President and Director			Officer of the Corporation,
Ottawa, Ontario

David Netherway *+	07-18-02	10,000	President and Chief Executive
Director			Officer of Afcan Mining Corp.
Middlesex, United Kingdom

Bob Mason	05-05-97	79,500	President of Mason Exploration
Director			Associates Ltd.
Kingston, Ontario

Michael Halvorson *+	06-05-03	927,705	President of Halcorp Capital
Director			Ltd.
Edmonton, Alberta

Peter Allen *+	05-07-04	Nil	President of Mercator
Director			Investments Limited
Toronto, Ontario

*	Members of the Audit Committee.
+	Members of the Human Resources and Governance Committee (Compensation Committee).

Ronald Little is a professional engineer. He has been President and Director of the Corporation since 1995. Formerly, he acted as Vice-President — Operations of the Corporation. Mr. Little has more than fifteen years of experience, at senior levels, in mining exploration, mine development and mine operations. Most of his experience was gained with major Canadian mining companies and included several international projects.

David Netherway is a Mining Engineer with nearly 30 years of experience, 15 of which were spent in West Africa, mainly Guinea and Ghana. He has been associated with Golden Shamrock Mines Ltd., Ashanti Gold Fields Limited, Nevsun Resources Ltd. and Semafo Inc. and is currently the President and Chief Executive Officer of Afcan Mining Corp. He is an experienced mine developer and operator, and provides the Corporation with a great deal of expertise and contacts in West Africa.

Bob Mason is President of Mason Exploration Associates Ltd. and a Director of Amazonia Mineracao Ltd., a private Brazilian mining and exploration company. He has over 40 years experience, mainly in Africa and the Americas, in geology and mineral exploration. He was Exploration Manager for JCI Limited in South Africa, prior to founding the Mineral Exploration MSc Program and holding the first Chair of Exploration Geology at Rhodes University in South Africa from 1978 to 1982. He was appointed as Director of the Mineral Exploration program at Queens University from 1983 to 1996, and has acted as a consultant to numerous international mining and exploration companies and government agencies.

Michael Halvorson is President of Halcorp Capital Ltd., a private investment corporation. He has an extensive background in financing natural resource exploration companies and over 35 years experience in capital markets. He is a director of several other public companies including Gentry Resources Ltd., Strathmore Minerals Corp., SpectrumGold Inc., Viceroy Exploration Ltd., Majescor Resources Ltd., Esperanza Silver Corporation and Canadian Gold Hunter Corp.

Peter Allen is President of Mercator Investments Limited, a venture capital company with investments primarily in the resource and advanced technology fields. Until 1994, Mr. Allen was President and Chief Executive Officer of Lac Minerals, Ltd., the third largest gold producer in North America. He transformed a small mining company into a major mining and trading business starting from its gold mining business and diversifying into base metals. Mr. Allen has significant experience in the financial and commodities industries, including working for Imperial Oil, Canada’s largest oil company. Mr. Allen received his B.A.Sc. (Civil) from the University of Toronto in 1962.

7.2	Corporate Cease Trading Orders or Bankruptcies

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of shares to materially affect control of the Corporation is, as of the date hereof, or has been within the ten years prior to the date hereof, a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity:

was the subject of a cease trading order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

became, or within a year of a director or executive officer ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

7.3	Penalties or Sanctions

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of shares to materially affect control of the Corporation, has:

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

7.4	Personal Bankruptcies

No director or officer of the Corporation, or a shareholder holding a sufficient number of shares to materially affect control of the Corporation, or a personal holding company of any such persons has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Corporation or a subsidiary of the Corporation, and a director or officer of the Corporation or a subsidiary of the Corporation.

ITEM 8.   LEGAL PROCEEDINGS

8.1	Legal proceedings

There are no legal proceedings to which the Corporation is a party, or to which any of its properties are subject, nor are there any such proceedings known or contemplated, that are of a material nature.

ITEM 9.   INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

9.1	Interest of Management and others in Material Transactions

No director or executive officer of the Corporation, or person or company that is the direct or beneficial owner of, or who exercises control or direction over, more than ten per cent of the outstanding common shares, or any associate or affiliate of the foregoing, that during the past three years has had any material interest, direct or indirect, in any material transaction with the Corporation.

ITEM 10.    TRANSFER AGENT AND REGISTRAR

10.1	Transfer Agent and Registrar

The Corporation’s Transfer Agent and Registrar is Computershare Trust Company of Canada, 1500 University Avenue, Montreal PQ H3A 3S8.

ITEM 11.   ADDITIONAL INFORMATION

11.1	Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s Management Information Circular prepared in connection with the Corporation’s Annual and Special Meeting of Shareholders to be held on May 11, 2005. Additional financial information is provided in the Corporation’s comparative financial statements for the fiscal year ending December 31, 2004. A copy of such documents may be obtained, upon request, from the Chief Financial Officer of the Corporation.

Upon request the Corporation will provide you with:

one copy of the Corporation’s Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

one copy of the Corporation’s comparative financial statements for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

one copy of the Management Information Circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors, and when securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus not otherwise referred to herein.